Exhibit 99.18

CRH MEDICAL CORPORATION

Suite 522 – 999 Canada Place

Vancouver, British Columbia

V6C 3E1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

As at and dated May 16, 2014

(unless otherwise noted)

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY JUNE 19, 2014

These materials are important and require your attention.  If you have questions or require assistance with voting your shares you may contact CRH Medical Corporation’s proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Banks, Brokers or Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO:  THE SHAREHOLDERS OF CRH MEDICAL CORPORATION

NOTICE IS HEREBY GIVEN THAT the Annual General and Special Meeting (the “Meeting”) of the shareholders of CRH Medical Corporation (the “Company”) will be held at the offices of Blake, Cassels & Graydon LLP, Barristers & Solicitors, 595 Burrard Street, Suite 2600, Three Bentall Center, Vancouver, BC V7X 1L3, on Thursday, June 19, 2014 at 1:30 p.m. (Vancouver time) for the following purposes:

1.                                      To receive the audited financial statements of the Company for the year ended December 31, 2013 and the auditor’s report thereon;

2.                                      To elect the directors of the Company;

3.                                      To appoint the Company’s auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

4.                                      to consider, and if thought fit, approve with or without amendment, a special resolution amending the Articles to, among other things (i) include advance notice of shareholder nominees for election of directors, and (ii) modify the manner in which notice of shareholders meetings and other documents provided to shareholders may be delivered to include electronic delivery, (as set out in Schedule A to this Management Proxy Circular), and as more particularly described herein;

5.                                      to consider, and if thought fit, approve with or without amendment, an ordinary resolution amending the Company’s 2009 amended and restated stock option plan (as set out in Schedule B to this Management Proxy Circular) and as more particularly described herein;

6.                                      to consider, and if thought fit, approve with or without amendment, an ordinary resolution approving the Company’s restricted share unit plan (as set out in Schedule C to this Management Proxy Circular) and as more particularly described herein; and

7.                                      To transact any other business that may properly come before the Meeting and any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice.

SHAREHOLDERS OF THE COMPANY WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED FORM OF PROXY AND TO MAIL IT TO OR DEPOSIT IT WITH THE COMPANY’S TRANSFER AGENT, COMPUTERSHARE INVESTOR SERVICES INC., 100 UNIVERSITY AVENUE, 8TH FLOOR, TORONTO, ONTARIO  M5J 2Y1.  FORMS OF PROXY MAY ALSO BE VOTED BY INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED IN THE FORM OF PROXY.  IN ORDER TO BE VALID AND ACTED UPON AT THE MEETING, FORMS OF PROXY MUST BE RETURNED TO THE AFORESAID ADDRESS (OR VOTED BY INTERNET) NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS, AND HOLIDAYS) BEFORE THE TIME SET FOR THE HOLDING OF THE MEETING OR ANY ADJOURNMENT THEREOF.

The Board of Directors of the Company has fixed as the record date for the Meeting to be the close of business on April 25, 2014.  Only shareholders of the Company of record as at that date are entitled to receive notice of and to vote at the Meeting.

Dated at Vancouver, British Columbia, this 16th day of May, 2014.

ON BEHALF OF THE BOARD OF DIRECTORS:

(signed) “Edward Wright”
Edward Wright,
President and Chief Executive Officer

CRH MEDICAL CORPORATION

Suite 522 – 999 Canada Place,

Vancouver, British Columbia

V6C 3E1

MANAGEMENT INFORMATION CIRCULAR

As at and dated May 16, 2014

(unless otherwise noted)

Solicitation of Proxies

This Management Information Circular (“Information Circular”) is furnished in connection with the solicitation of proxies for use at the Annual General and Special Meeting (the “Meeting”) of the shareholders of the Company.  The Meeting will be held at the offices of Blake, Cassels & Graydon LLP, Barristers & Solicitors, 595 Burrard Street, Suite 2300, Three Bentall Center, Vancouver, BC V7X 1L3 on June 19, 2014 at 1:30 p.m. (Vancouver time) or any adjournment thereof for the purposes set forth in the Notice of Annual General and Special Meeting accompanying this Information Circular.

The Company has retained the services of Laurel Hill Advisory Group (“Laurel Hill”) to act as the Company’s proxy solicitation agent.  While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company and Laurel Hill.  In connection with these services, Laurel Hill is expected to receive a fee of $30,000 plus reasonable out of pocket expenses.  All costs of this solicitation will be borne by the Company.

Instruments of proxy must be received by the Company’s transfer agent, Computershare Investor Services Inc., 100 University Ave, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time for the holding of the Meeting or any adjournment thereof.  The Board of Directors of the Company has fixed the record date for the Meeting to be the close of business on April 25, 2014.  Only shareholders of the Company of record as at that date are entitled to receive notice of and to vote at the Meeting.

Voting of Common Shares — Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold shares in their own names (“beneficial shareholders”).  Beneficial shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders can be recognized and acted upon at the Meeting.  If shares are listed in an account statement provided to a shareholder by a broker or other intermediary (the “Nominee”), then in almost all cases those shares will not be registered in the shareholder’s name on the records of the Company.  Such shares will more likely be registered under the name of the Nominee or an agent of the Nominee.  Shares held by Nominees or their agents can be voted upon the instructions of the beneficial shareholder.  The directors and officers of the Company do not know for whose benefit the shares are registered.  Therefore, beneficial shareholders may not be recognized at the Meeting for the purposes of voting their shares in person or by way of proxy.

Applicable regulatory policy requires Nominees to seek voting instructions from beneficial shareholders in advance of the Meeting.  Every Nominee has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial shareholders in order to ensure that their shares are voted at the Meeting.  The majority of Nominees now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically mails a scanable voting instruction form in lieu of the form of proxy.  Each beneficial shareholder is requested to complete and return the voting instruction form to Broadridge by mail or fax.  Alternatively, the beneficial shareholder can call a toll-free telephone number to vote their shares or access Broadridge’s dedicated voting website at www.proxyvote.com to deliver the beneficial shareholder’s voting instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting or any adjournment thereof.  A beneficial shareholder receiving a voting instruction form cannot use that voting instruction form to vote shares directly at the Meeting or any adjournment thereof.  The voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the shares voted.

There are two kinds of Beneficial Shareholders (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or “OBOs” and (ii) those who do not object to their name being made known to the issuers of securities they own, known as non-objecting beneficial owners or “NOBO’s”.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this Information Circular and the Proxies (collectively, the “Meeting Materials”) directly to the NOBOs. The Company may utilize the Broadridge Quickvote™ service to assist Beneficial Shareholders that are NOBOs with voting their Shares.  NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.   The Company will reimburse intermediaries for permitted reasonable out-of-pocket costs and expenses incurred by them in mailing proxy materials to OBOs.

Although a beneficial shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of a Nominee, a beneficial shareholder may attend the Meeting as a proxyholder for the registered shareholder and vote their shares in that capacity.  To do this, a beneficial shareholder must enter their own name in the blank space on the form of proxy provided to them and return the form of proxy to their Nominee (or the agent of such Nominee) in accordance with the instructions provided by such Nominee or agent well in advance of the Meeting.

Shareholders with questions respecting the voting of shares held through a stockbroker or other financial intermediary should contact that stockbroker or other intermediary for assistance.  You may also contact Laurel Hill toll free (North America) at 1-877-452-7184 or outside North America collect: 416-304-0211, or by e-mail: assistance@laurelhill.com.

Appointment of Proxyholder and Revocability of Proxy

The persons named in the enclosed form of proxy are directors or officers of the Company.  A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by striking out the printed names and inserting the name of such other person in the blank space provided in the proxy or by completing another suitable form of proxy.

A registered shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or shareholder’s attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

Persons Making Solicitations

The solicitation is made on behalf of the management of the Company.  The costs incurred in the preparation and mailing of the form of proxy, Notice of Annual General and Special Meeting, and this Information Circular will be borne by the Company.  Solicitation will be primarily by mail.  In addition, proxies may be solicited in person, by telephone, facsimile, electronically or other means of communication by directors, officers and employees of the Company who will not be additionally compensated therefor.

Exercise of Discretion by Proxy

THE SHARES REPRESENTED BY ANY PROXY IN FAVOUR OF THE MANAGEMENT NOMINEES WILL, IF THE INSTRUCTIONS CONTAINED IN THE PROXY ARE CERTAIN, BE VOTED ON ANY POLL IN ACCORDANCE WITH THE SPECIFICATIONS MADE BY THE SHAREHOLDER IN THE PROXY.  IN THE ABSENCE OF SUCH DIRECTION, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED FOR THE APPROVAL OF THE ITEMS SET OUT IN THE PROXY.  FURTHER, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH OF THE NOMINEES FOR ELECTION AS DIRECTORS SET OUT THEREIN.  THE PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO ANY MATTERS IDENTIFIED IN THE NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.  AS AT THE DATE HEREOF, MANAGEMENT OF THE COMPANY KNOWS OF NO SUCH AMENDMENTS, VARIATIONS, OR OTHER MATTERS TO COME BEFORE THE MEETING.

Request for Financial Statements

National Instrument 51-102 - Continuous Disclosure Obligations sets out the procedures for a shareholder to receive financial statements.  If a shareholder wishes to receive financial statements, the shareholder may indicate his, her or its instructions in the enclosed form of proxy or voting instruction form or provide instructions in any other written format.

Voting Shares and Principal Holders Thereof

The Company is authorized to issue 100,000,000 common shares without par value.  There is one class of shares only. The record date as of which Shareholders entitled to vote at the Meeting will be determined is April 25, 2014.

As at April 25, 2014, 48,796,914 common shares of the Company were issued and outstanding, each share carrying the right to one vote at the Meeting.  Shareholders are entitled to one vote for each share held.  A quorum for the transaction of business at the Meeting is two shareholders, or one or more proxyholders representing two shareholders, or one shareholder and a proxyholder representing another shareholder.

To the knowledge of the directors and senior officers of the Company, as at May 1, 2014, other than Fernbank Partners LLC who beneficially owns an aggregate of 5,632,132 common shares of the Company (representing approximately 11.5% of the Company’s outstanding common shares), no person or corporation, beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

The Company’s board of directors currently consists of seven directors.  Management proposes to set the size of the Company’s board of directors at seven and to nominate the persons named in the table below for election as a director.  Each director will hold office until the next annual general meeting or until that person sooner ceases to be a director.

Dr. Iain Cleator, who was originally appointed to the Company’s board of directors on May 24, 2007, has informed the Company that he will not be standing for re-election at the Meeting. As a result, and as management has proposed to continue to set the size of the Company’s board of directors at seven nominees, the Board has nominated Mr. Matt Pauls for election as a director of the Company.

The Board has adopted a Majority Voting Policy stipulating that Shareholders shall be entitled to vote in favour of, or withhold from voting for, each individual director nominee at a shareholders’ meeting.  If the number of Common Shares “withheld” for any nominee exceeds the number of Common Shares voted “for” the nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she shall tender his or her written resignation to the chair of the Board.  The Corporate Governance and Nominating Committee will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation after considering, among other things, the stated reasons, if any, why certain shareholders “withheld” votes for the director, the qualifications of the director and whether the director’s resignation from the Board would be in the best interests of the Corporation.  The Board must take formal action on the Corporate Governance and Nominating Committee’s recommendation within 90 days of the date of the applicable shareholders meeting and announce its decision by press release.  The policy does not apply in circumstances involving contested director elections.

Unless a shareholder provides other instructions, the enclosed proxy will be voted for the nominees listed below.  Management does not expect that any of the nominees will be unable to serve as a director.  If, prior to the Meeting, any of the nominees is unable or declines to so serve, the persons named in the form of proxy will vote for another nominee of management if presented, or to reduce the number of directors accordingly, in their discretion.

Dr. Anthony F. Holler, Chairman of the Board, Vancouver, BC, Canada

Dr. Holler was appointed as a director and as Chairman of the Board of Directors of the Company on December 21, 2005. Dr. Holler is one of the founders of ID Biomedical Corporation and held a number of executive positions with ID Biomedical including Chief Executive Officer and Director. Dr. Holler resigned from ID Biomedical upon the completion of ID Biomedical’s acquisition by GlaxoSmithKline. Prior to founding ID Biomedical, Dr. Holler served as an emergency physician at University Hospital at the University of British Columbia.

Member of the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee Independent Director

Other Board Affiliations: Response Biomedical Corporation	1,620,000 Shares 225,000 Options

Dr. David Johnson, Director, Norfolk, Virginia, USA

Dr. Johnson was appointed to the Board of Directors of the Company on June 1, 2010. Dr. Johnson has been a partner of Gastrointestinal and Liver Specialists of Tidewater, PLLC in Norfolk, VA since 1989, having served at the National Naval Medical Center Gastroenterology division from 1984 to 1989. Dr. Johnson also serves as Professor of Medicine, Chief of Gastroenterology, Eastern Virginia Medical School and is Board-certified in Internal Medicine and Gastroenterology. Additionally, he is a past President of the American College of Gastroenterology.

Independent Director

Other Board Affiliations: Norfolk Assembly, ACG/ASGE GI Quality Improvement Consortium	25,000 Shares 300,000 Options

Dr. Bergein Overholt, Director, Knoxville, Texas, USA

Dr. Overholt was appointed to the Board of Directors of the Company on September 24, 2009. Dr. Overholt is President of the Gastrointestinal Associates in Knoxville, TN. He is a past President of the American Society for Gastrointestinal Endoscopy and the American Association of Ambulatory Surgery Centers.

Member of the Corporate Governance and Nominating Committee

Independent Director

Other Board Affiliations: The Whitestone Group, gMed	30,000 Shares 200,000 Options

Todd Patrick, Director, Bellevue, Washington, USA

Mr. Patrick was appointed to the Board of Directors of the Company on May 25, 2006. Since November 2010, Mr. Patrick has been the President and CEO of C3 Jian, Inc. a private biotechnology company based in Los Angeles, CA. Prior to joining C3 Jian, Mr. Patrick was employed by ID Biomedical Corporation as its President from July 1994 to January 2006, when he resigned upon the completion of ID Biomedical’s acquisition by GlaxoSmithKline.

Member of the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee Independent Director

Other Board Affiliations: Seattle Biomedical Research Institute; Vaxent Vaccines LLC; C3 Jian, Inc.	472,050 Shares 225,000 Options

Ian Webb, Director, Vancouver, BC, Canada

Mr. Webb was appointed to the Board of Directors of the Company on May 25, 2006. Mr. Webb has been retired since December 31, 2010. Prior to that, he was a partner of the law firm of Borden Ladner Gervais LLP. His practice focused on corporate and securities law with an emphasis on the legal requirements of public companies.

Member of the Audit Committee and the Corporate Governance and Nominating Committee Independent Director

Other Board Affiliations: None	28,000 Shares 225,000 Options

Edward Wright, CEO and Director, Vancouver, BC, Canada

Mr. Wright became the CEO and was appointed to the Board of Directors of the Company on September 18, 2006. Mr. Wright joined the Company from Cartier North America where he held the position of Executive Vice President of Retail for North America since 2005. Prior to that, Mr. Wright held the position President of Baume & Mercier since 2001. While at Cartier, Mr. Wright was responsible for the development and operations of the entire North American retail division, including implementation of strategic goals, supervision of retail development, and ensuring successful achievement of Cartier’s retail objectives for the North American market segment.

Non-Independent Director(1)

Other Board Affiliations: Greenscape Capital Group, Vancouver College Ltd.	10,000 Shares 1,000,000 Options

Matt Pauls, New Nominee, Arlington, VA
Mr. Pauls was first nominated to the Board of Directors of the Company by management on April 17, 2014. Mr. Pauls is managing member of the Fernbank Partners LLC hedge fund in Arlington, VA.	Non-Independent Director(1)

Other Board Affiliations: None	5,632,132 Shares(3) nil Options

Notes:

(1)                                 See “Statement of Corporate Governance Practices — Board of Directors” below.

(2)                                 Information regarding security holdings has been provided by each nominee.

(3)                                 Includes common shares held by Fernbank Partners LLC (approximately 5,632,132 common shares).

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed below, no proposed Director of the Company:

(a)                                 is, or, within the ten years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)                                     was the subject of a cease trade or similar order, or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days while the Director was acting in that capacity; or

(ii)                                  was the subject of a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the Director ceased to be a director, chief executive officer or chief financial officer of the company and which resulted from an event that occurred while the Director was acting in that capacity;

(b)                                 is, as at the date of this Information Circular, or has been within ten years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while the Director was acting in that capacity or within a year of the Director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)                                  has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual.

Dr. Anthony Holler and Todd Patrick are former directors of Inviro Medical Inc. (“Inviro”).  Inviro is a company incorporated under the laws of Canada which owns certain intangible assets including goodwill and customer relationships, and all of the issued and outstanding shares of Inviro Medical Devices, Inc. (the “US Subsidiary”).  The US Subsidiary owns inventory manufactured in accordance with licences issued by the Department of Health of the Government of Canada and the United States Food and Drug Administration.  On October 29, 2010, Inviro declared that it was no longer a going concern, and on or about that date, Inviro ceased to carry on business and all of its directors and officers, including Dr. Holler and Mr. Patrick, resigned.  On February 10, 2011, the Supreme Court of British Columbia issued an order appointing Alvarez & Marsal Canada Inc. (the “Receiver”) as receiver and receiver and manager of all of the assets, undertakings and properties of Inviro.  Pursuant to a further order pronounced by the Supreme Court of British Columbia on February 24, 2012, certain distributions to certain Debenture holders of Inviro were authorized. The receivership process became complete in or around March 2013. On April 9, 2013, the Supreme Court of British Columbia issued an order discharging the Receiver.

No proposed Director of the Company has been subject to:

(a)                                 any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)                                 any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Appointment of Auditors

The Board of Directors of the Company recommends the appointment of KPMG LLP, Chartered Accountants, of Vancouver, British Columbia, to serve as auditors of the Company until the next annual general meeting of shareholders and to authorize the directors to fix their remuneration.  KPMG LLP was first appointed as the Company’s auditor on January 14, 2008.

The persons named in the enclosed form of proxy, unless directed by the shareholder completing the proxy to abstain from doing so, intend to vote for the appointment of KPMG LLP as auditors of the Company to hold office until the next annual general meeting of shareholders at a remuneration to be fixed by the Board of Directors.

Amendment to Articles

Advance Notice

Effective December 12, 2013, the Board of Directors adopted an advance notice policy regarding the nomination of directors (the “Advance Notice Policy”). In order for the Advance Notice Policy to remain in effect following the conclusion of the Meeting, it must be ratified and approved by shareholders at the Meeting. The Board proposes to incorporate the Advance Notice Policy into the Company’s articles in substantially the form appended hereto as Schedule A (the “Amended Articles”).

The purpose of the Advance Notice Policy, including as it has been incorporated into the Amended Articles, is to provide shareholders, directors and management of the Company with direction on the procedure for shareholder nomination of directors. This provision is the framework by which the Company seeks to fix a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

The following is a summary of the material provisions of the advance notice provisions incorporated into the Amended Articles.  Shareholders are directed to review the complete terms of the Amended Articles; however, briefly, the advance notice provision:

•                                provides that only persons who are nominated (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act (British Columbia), or a requisition of shareholders made in accordance with the provisions of the Business Corporations Act (British Columbia); or (c) by any person who, at the close of business on the notice date and on the record date for notice of such meeting, is entered in the central securities register as a holder of shares carrying the right to vote at such meeting or who beneficially owns shares carrying the right to vote at such meeting and provides evidence of such beneficial ownership to the Company, and who complies with the notice procedures set forth in the Amended Articles; shall be eligible for election as directors of the Company;

•                                fixes a time period by which a registered or beneficial shareholder may submit director nominations to the Company prior to any annual or special meeting and sets out the specific information that must be included in the written notice to the Company for an effective nomination to occur;

•                                provides that in the case of an annual general meeting, notice to the Company must be given no less than 30 nor more than 65 days prior to the date of the meeting; provided that if the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made, notice may be given no later than the close of business on the 10th day following such public announcement;

•                                provides that in the case of a special meeting that is not also an annual meeting, notice to the Company must be made no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made; and

•                               provides that the board of directors, in its sole discretion, may waive any requirement of Article 10.9, the advance notice provision, in the Amended Articles.

Notice-and-Access

In late 2012, the Canadian Securities Administrators adopted amendments to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations that provide eligible reporting issuers with a voluntary notice-and-access mechanism to send proxy-related materials to registered and beneficial owners of securities (“Notice-and-Access”).  Under Notice-and-Access, provided that shareholders are appropriately notified, proxy-related materials may be posted on a website, other than SEDAR, instead of being sent to shareholders by mail.

Presently, the Company’s Articles do not allow for delivery of information to registered shareholders by the means contemplated by Notice-and-Access.  Therefore, the Company proposes to modify the Articles to allow delivery of information by electronic means and other means permitted by applicable securities laws, for example, via Notice-and-Access, for all shareholders.  Management believes that updating the Articles to permit electronic delivery and delivery via Notice-and-Access may result in cost-savings for the Company. The full text of the proposed alteration of the Articles to include Notice-and-Access is included in the Amended Articles appended hereto as Schedule A.

Other Amendments

While reviewing the Company’s Articles to include the advance notice provisions and Notice-and-Access provisions described above, management identified and recommended several other amendments that would be consistent with similar provisions adopted by other Canadian public companies and good corporate governance practices. The full text of these other amendments is included in the Amended Articles appended hereto as Schedule A.

Briefly, these amendments:

•                                limit the Board’s discretion to alter the Company’s authorized share structure if any such alteration would impact the rights of the Company’s current shareholders;

•                                increase quorum at any meeting of the Company’s shareholders so that such quorum shall be at least two shareholders holding at least 25% of the eligible vote;

•                                prohibit the appointment of alternate directors by any member of the Board; and

•                               mandate that quorum for any meeting of the Board must not be less than 50% of the current number of directors on the Board at any applicable time.

The persons named in the enclosed form of proxy, unless directed by the shareholder completing the proxy to abstain from doing so, intend to vote for the Amended Articles.

Consequently, shareholders will be asked at the Meeting to consider and, if thought advisable, pass a special resolution (requiring the approval by at least two-thirds of the votes cast in person or represented by proxy at the Meeting) authorizing and approving the Company’s adoption of the Amended Articles. The text of the resolution is set out below.

“BE IT RESOLVED, as a special resolution that:

1.              The adoption of the Amended Articles, substantially in the form appended to the Company’s Management Information Circular in respect of the Company’s 2014 Annual General and Special Meeting of Shareholders, is hereby authorized and approved.

2.              Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to executed and deliver all such documents, instruments and assurances as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing resolutions.”

Amendment to the Company’s 2009 Amended and Restated Stock Option Plan

Shareholders will be asked to approve an ordinary resolution approving amendments to the Company’s existing 2009 Amended and Restated Stock Option Plan (the “Option Plan Amendments”). For reference, a copy of the 2009 Amended and Restated Stock Option Plan (the “Stock Option Plan”), including the Option Plan Amendments, is appended hereto as Schedule B.

The Stock Option Plan was adopted to provide certain directors, officers, employees, and consultants of the Company and any affiliate with an opportunity to purchase common shares of the Company and to benefit from any appreciation in the value of the Company’s common shares.  The Stock Option Plan provides an increased incentive for those individuals to contribute to the Company’s future growth, success, and prosperity, thus enhancing the value of the Company’s common shares for the benefit of all of the Company’s shareholders and increasing the ability of the Company and any affiliate to attract and retain skilled and motivated individuals in the service of the Company. For a detailed description of the provisions of the Option Plan, please see “Executive Compensation” and “Option Based Awards”.

The Option Plan Amendments consist of the addition of a provision to allow for automatic extension of the term of a stock option that would otherwise expire during a blackout period as well as the addition of certain provisions restricting the total number of stock options issuable generally or to insiders under the Stock Option Plan, each as described below.

In the normal course of business, there are times when the Company’s directors, officers and employees are party to material undisclosed information about the Company. Such periods are referred to as a “Blackout Period”. During a Blackout Period, securities laws prohibit such persons from trading in the Company’s securities, including exercising any option they may hold. Blackout Periods can be put into effect at any time, but are scheduled to occur prior to the release of the Corporation’s financial statements. In accordance with the TSX Company Manual, the Option Plan Amendments provide that if the expiry date for any Option should fall within a Blackout Period, or within ten days of the expiration of a Blackout Period, such expiry date shall, subject to the approval of the TSX, be automatically extended for a period of ten days beyond the expiration of the Blackout Period.

It is proposed that the maximum number of common shares which may be reserved, set aside and made available for issuance under the Stock Option Plan will continue to be 7,226,800 common shares (the “Maximum Threshold”). However, the Stock Option Plan will be amended such that, when combined with securities available for issuance under any other security based compensation arrangement of the Company (as such arrangements are defined in the TSX Company Manual), the Maximum Threshold will not exceed 15% of the issued and outstanding common shares of the Company as of the date of the grant on a non-diluted basis.

It is also proposed that the Stock Option Plan be amended to restrict the maximum number of stock options issuable to insiders (as that term is defined by the TSX). The Option Plan Amendments provide that the maximum number of common shares issuable to insiders (as that term is defined by the TSX) pursuant to the Stock Option Plan, together with any common shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding common shares. In addition, the maximum number of common shares issued to insiders under the Stock Option Plan, together with any common shares issued to insiders pursuant to any other security-based compensation arrangement of the Company within any one year period, will not exceed 10% of the total number of outstanding common shares.

The persons named in the enclosed form of proxy, unless directed by the shareholder completing the proxy to abstain from doing so, intend to vote for the Option Plan Amendments.

Consequently, shareholders will be asked at the Meeting to consider and, if thought advisable, pass an ordinary resolution ratifying and approving the Company’s Stock Option Plan and the Option Plan Amendments. The text of the resolution is set out below.

“BE IT RESOLVED, as an ordinary resolution that:

1.              The Stock Option Plan, substantially in the form appended to the Company’s Management Information Circular in respect of the Company’s 2014 Annual General and Special Meeting of Shareholders, is hereby ratified and confirmed.

2.              The Option Plan Amendments, substantially as described above and included in the Stock Option Plan appended to the Company’s Management Information Circular in respect of the Company’s 2014 Annual General and Special Meeting of Shareholders, is hereby authorized and approved to be effective from the date determined by the Board in accordance with applicable regulatory requirements.

3.              Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver all such documents, instruments and assurances as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing resolutions.”

Adoption of Share Unit Plan

Shareholders will be asked to approve an ordinary resolution approving the adoption of a share unit plan (the “Share Unit Plan Resolution”). For reference, a copy of the proposed share unit plan (the “Share Unit Plan”) is appended hereto as Schedule C. The Company’s adoption of the Share Unit Plan has been approved by the Board and conditionally approved by the TSX but its operation remains subject to Shareholder approval at the Meeting.

The Share Unit Plan was adopted to assist the Company in the recruitment and retention of highly qualified employees, directors and eligible consultants by providing a means to reward performance, to motivate participants under the Share Unit Plan to achieve important corporate and personal objectives and, through the proposed issuance by the Company of common shares under the Share Unit Plan, to better align the interests of participants with the long-term interests of Shareholders.

The Board intends to emphasize the use of Share Units (“SUs”) issued under the Share Unit Plan, as opposed to stock options issued under the Option Plan, as part of the Company’s overall executive compensation plan. Since the value of SUs increase or decrease with the price of the Company’s common shares, SUs reflect a philosophy of aligning the interests of executives with those of the Shareholders by tying compensation to share price performance. In addition, SUs assist in the retention of qualified and experienced executives by rewarding those individuals who make a long term commitment.

The Share Unit Plan will be administered by the Compensation Committee of the Board or such other Committee of the Board as may be designated by the Board (the “Committee”). Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the Share Unit Plan. In accordance with the terms of the Share Unit Plan, the Company, under the authority of the Board of Directors through the Committee, will approve those employees, directors and eligible consultants who are entitled to receive SUs and the number of SUs to be awarded to each participant. SUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Company. Each SU awarded conditionally entitles the participant to receive one common share of the Company upon attainment of the SU vesting criteria.

The vesting of SUs is conditional upon the expiry of time-based vesting conditions, performance-based vesting conditions or a combination of the two. The duration of the vesting period, performance criteria and other vesting terms applicable to the grant of the SUs will be determined at the time of the grant by the Committee.

Once the SUs vest, the participant is entitled to receive the equivalent number of underlying common shares. SUs will be settled through the issuance of the Company’s common shares from treasury. The SUs may be settled on the payout date, which shall be determined by the Committee at the time of the grant, which in any event shall be no later than the expiry date for such SUs. The expiry date of SUs will be determined by the Committee at the time of grant. However, the maximum term for all SUs is two years after the participant ceases to be an employee or eligible consultant of the Company. All unvested or expired SUs are available for future grants.

It is proposed that the maximum number of common shares which may be reserved, set aside and made available for issuance under the Share Unit Plan is a variable number equal to, when combined with securities available for issuance under any other security based compensation arrangement of the Company (as such arrangements are defined in the TSX Company Manual), 15% of the issued and outstanding common shares of the Company as of the date of the grant on a non-diluted basis. Upon receipt of shareholder approval at the Meeting, the maximum number of common shares available to be granted under the Share Unit Plan (assuming no additional options are granted under the Company’s stock option plan) is 2,849,137 representing approximately 5.8% of the Company’s outstanding common shares as of April 25, 2014.

The Share Unit Plan provides that the maximum number of common shares issuable to insiders (as that term is defined by the TSX) pursuant to the Share Unit Plan, together with any common shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding common shares. In addition, the maximum number of common shares issued to insiders under the Share Unit Plan, together with any common shares issued to insiders pursuant to any other security-based compensation arrangement of the Company within any one year period, will not exceed 10% of the total number of outstanding common shares.

Unless otherwise determined by the Company in accordance with the Share Unit Plan, SUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Company’s discretion (unless otherwise provided in the applicable Grant Agreement), all or a portion of such participant’s SUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion. All forfeited SUs are available for future grants.

SUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the sole shareholders or beneficiaries of which, as the case may be, are any combination of the participant, the participant’s spouse, minor children or minor grandchildren, and after the participant’s lifetime shall enure to the benefit of and be binding upon the participant’s designated beneficiary, on such terms and conditions as are appropriate for such transfers to be included in the class of transferees who may rely on a Form S-8 registration statement under the U.S. Securities Act of 1933, as amended, to sell common shares received pursuant to the SU.

Following receipt of the Shareholder approval contemplated hereunder, the Board may, without notice, at any time and from time to time, without shareholder approval, amend the Share Unit Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate including, without limitation:

(a)         for the purposes of making formal minor or technical modifications to any of the provisions of the Share Unit Plan;

(b)         to correct any ambiguity, defective provision, error or omission in the provisions of the Share Unit Plan;

(c)          to change the vesting provisions of SUs;

(d)         to change the termination provisions of SUs or the Share Unit Plan that does not entail an extension beyond the original expiry date of the SU;

(e)          to preserve the intended tax treatment of the benefits provided by the Share Unit Plan, as contemplated therein; or

(f)           any amendments necessary or advisable because of any change in applicable laws;

provided, however, that:

(g)          no such amendment of the Share Unit Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the Share Unit Plan; and

(h)         Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i)                                     an increase in the maximum number of Common Shares issuable pursuant to the Share Unit Plan other than as already contemplated in the Share Unit Plan;

(ii)                                  an extension of the expiry date for SUs granted to insiders under the Share Unit Plan;

(iii)                               other types of compensation through Common Share issuance;

(iv)                              expansion of the rights of a participant to assign SUs beyond what is currently permitted in the Share Unit Plan; or

(v)                                 the addition of new categories of participants, other than as already contemplated in the Share Unit Plan.

The persons named in the enclosed form of proxy, unless directed by the shareholder completing the proxy to abstain from doing so, intend to vote for the Share Unit Plan Resolution.

Consequently, shareholders will be asked at the Meeting to consider and, if thought advisable, pass an ordinary resolution adopting and approving the Company’s Share Unit Plan and the Share Unit Plan Resolution. The text of the resolution is set out below.

“BE IT RESOLVED, as an ordinary resolution that:

1.              The Share Unit Plan, substantially in the form appended to the Company’s Management Information Circular in respect of the Company’s 2014 Annual General and Special Meeting of Shareholders, is hereby adopted and approved.

2.              The Company be hereby approved and authorized to reserve, set aside and make common shares available for issuance pursuant to the Share Unit Plan until June 19, 2017, unless such Share Unit Plan is once again approved by the Company’s shareholders between such date and the date hereof.

3.              Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to executed and deliver all such documents, instruments and assurances as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing resolutions.”

EXECUTIVE COMPENSATION

Currency

The Company reports its financial statements in United States dollars and therefore all dollar amounts under this heading are reported in United States dollars unless otherwise indicated.  Canadian dollars are indicated as “CDN$”.

Any compensation that was paid to a Named Executive Officer in currency other than United States dollars was converted to United States dollars based on the 2013 average exchange rate as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars being CDN$1.00 equals USD$0.97.

Compensation of Named Executive Officers

For purposes of this Information Circular, the term “Named Executive Officers” means, collectively:

(a)                                 the Company’s chief executive officer (“CEO”);

(b)                                 the Company’s chief financial officer (“CFO”);

(c)                                  each of the Company’s three most highly compensated executive officers, or three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than CDN$150,000 for that financial year; and

(d)                                 any additional individual for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year;

and “Named Executive Officer” means any one of them.

Based on the foregoing definition, during the most recently completed financial year of the Company, there were two Named Executive Officer(s), namely, Edward Wright, its Chief Executive Officer and Richard Bear, its Chief Financial Officer.

Compensation Discussion & Analysis

The Company’s policy with respect to the compensation of the Chief Executive Officer and the Chief Financial Officer (the “Named Executive Officers”) is based upon the principles that total compensation must: (1) be competitive in order to help attract and retain the talent needed to lead and grow the Company’s business; (2) provide a strong incentive for executives and key employees to work towards the achievement of the Company’s goals, including revenue and earnings growth; and (3) ensure that the interests of management and the Company’s shareholders are aligned and that the compensation packages are fair to senior management, employees, the shareholders and other stakeholders.  The Compensation Committee utilizes industry compensation surveys and publically available information on similar size companies in evaluating compensation to its Named Executive Officers.

Compensation Committee

The Compensation Committee of the Company currently consists of Messrs. Holler and Patrick.  The Board has determined that both members of the Compensation Committee are independent directors (as defined under applicable securities legislation and securities exchange regulations).  Each of the Committee members has direct experience that is relevant to his responsibilities with respect to executive compensation by virtue of the fact that each of the Committee members has played a principal executive role at a large company with overall responsibility for designing and implementing executive compensation policies and procedures.

The responsibilities, powers and operation of the Compensation Committee are defined in its charter, which states that the purpose of the Company’s Compensation Committee is to assist the Board in discharging its responsibilities relating to compensation of the Company’s executive officers and general corporate compensation and benefit programs. The Committee has overall responsibility for recommending to the Board the Company’s compensation philosophy for the Company’s executive officers, evaluating and approving compensation plans, policies and programs in respect of the Chief Executive Officer, making recommendations to the Board regarding the compensation plans, policies and programs in respect of the Company’s executive officers.

Compensation Elements

An executive compensation policy has been established to acknowledge and reward the contributions of the executive officers to the Company’s success and to ensure competitive compensation, in order that the Company may benefit from the expertise required to pursue its objectives. The Company’s executive compensation policy is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are intended to work in concert to maximize company and individual performance by establishing specific, competitive operational and financial goals and by providing financial incentives to executives based on their level of attainment of these goals.

The Company’s current executive compensation program is comprised of the following three components: (i) base salary; (ii) short-term non-equity incentive compensation, consisting of a cash bonus linked to both individual and corporate performance; and (iii) long-term equity compensation, consisting of the Company’s Stock Option Plan established for the benefit of its directors, executive officers, employees and service providers.

Base Salary

Salaries of the Company’s executive officers are based on a comparison with competitive positions and industry standards. The starting point to determine executive base salaries is the median of executive salaries in comparable companies. These are reviewed annually by the Compensation Committee. In determining individual base salaries, the Compensation Committee takes into consideration individual circumstances that may include the scope of an executive’s position, the executive’s relevant competencies or experience and retention risk. The Compensation Committee also takes into consideration the fulfillment of the corporate objectives of the Company including but not limited to revenue growth, cash flow, net income (loss) and the market value of the Company, as well as the individual performance of the executive.

Short-Term Non-Equity Incentive Compensation

The short-term non-equity incentive compensation plan sets out the allocation of incentive awards based on the financial results and the advancement of the Company’s strategic objectives. These objectives are set as part of the annual review of corporate strategies. In the case of executive officers, the program is designed to maximize corporate and individual performance by establishing specific operational and financial goals and to provide financial incentives to executive officers based on their level of attainment of these goals. The granting of cash incentives requires the approval of both the Compensation Committee and the Board of Directors and is based upon an assessment of each individual’s performance, as well as the performance of the Company. As of the year ended December 31, 2013 there were cash bonuses paid to executive officers under our short-term non-equity incentive compensation plan totalling USD$153,482. Mr. Wright was awarded a bonus of USD$86,162 and Mr. Bear was awarded a bonus of USD$67,320 in respect of their activities related to the Company’s direct to physicians distribution program, achievement of revenue goals and net income goals.

Long-term Equity Compensation Plan

The long-term component of the compensation of the Company’s executive officers is based exclusively on the Stock Option Plan, which permits the award of a number of options that varies in accordance with the contribution of the officers and their responsibilities. To encourage retention and focus management on developing and successfully implementing the continuing growth strategy of the Company, stock options generally vest over a period of four years.

Option-based Awards

The Company established the Stock Option Plan in order to attract and retain directors, executive officers and employees, who will be motivated to work towards ensuring the success of the Company. The Board of Directors has full and complete authority to interpret the Stock Option Plan, to establish applicable rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Stock Option Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges and quotation systems on which the Company’s securities are then traded and with all relevant securities legislation.

Individuals eligible to participate under the Stock Option Plan are determined by either the Board of Directors or the Compensation Committee. The Stock Option Plan provides that the Company can issue up to 7,226,800 common shares as options, subject to adjustment in certain circumstances. As of April 25, 2014, the maximum number of common shares available to be granted as options (assuming no share units are granted under the Company’s Share Unit Plan) is 219,176 representing approximately 0.4% of the Company’s outstanding common shares.

Options granted under the Stock Option Plan may be exercised at any time within a maximum period of ten years following the date of their grant. The Board of Directors or the Compensation Committee, as the case may be, designates, at its discretion, the individuals to whom stock options are granted under the Stock Option Plan and determines the number of common shares covered by each of such options, the grant date, the exercise price of each option, the expiry date, the vesting schedule and any other matter relating thereto, in each case in accordance with the applicable rules and regulations of the regulatory authorities. The Board of Directors or the Compensation Committee, as the case may be, takes into account previous grants of options when considering new grants. Options granted under the Stock Option Plan are non-assignable and non-transferable. The exercise price of options may not be lower than the closing price of the common shares on the TSX on the last trading day preceding the date of grant of the option.

If an individual eligible to participate under the Stock Option Plan is terminated for cause, all options granted to such individual will also terminate on the date of such individual’s termination. If such person is terminated for reasons other than cause, all options granted to such individual will terminated within 90 days of such date. If a participant under the Stock Option Plan dies, such participant’s stock options may be exercised by their personal representative or administrator until the earlier of the option’s expiry date or the date that is one year from such participant’s death.

Options granted under the Stock Option Plan generally vest in equal tranches over a four year period or as otherwise determined by the Board or the Compensation Committee, as the case may be.

The Board of Directors and the Compensation Committee collaborate when determining option grants. The Board may amend or discontinue the Stock Option Plan at any time provided that any such amendment does not alter or impair a previously granted option. However, any amendment of the Stock Option Plan will require the prior approval of the TSX, and, if applicable, the prior approval of the Company’s shareholders in accordance with the policies of the TSX.

Risk Assessment of Compensation Policies and Practices

Annually, the Compensation Committee conducts a risk assessment of the Company’s compensation policies and practices as they apply to all employees, including all executive officers. The design features and performance metrics of the Company’s cash and stock-based incentive programs along with the approval mechanisms associated with each are evaluated to determine whether any of these policies and practices would create risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee discusses the results of the risk assessment with the Company’s management and if any adjustments to the design features or performance metrics are required. Based on this assessment, it was concluded that the Company’s compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

Performance Graph

The following graph and table compares the cumulative shareholder return on a CDN$100 investment in common shares of the Company to a similar investment in the companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from December 31, 2008 to December 31, 2013.

Summary Compensation Table

The aggregate cash compensation paid to the Company’s Named Executive Officers for services rendered during the financial year ended December 31, 2013 was USD$665,090.  Cash compensation includes salaries, fees, commissions and bonuses and, in addition to amounts actually paid during and for the most recently completed financial year, cash compensation includes: bonuses to be paid for services rendered during the most recently completed financial year unless those amounts have not yet been allocated; bonuses paid during the most recently completed financial year for services rendered in a previous financial year; and any compensation other than bonuses earned during the most recently completed financial year, the payment of which is deferred. As an employee director, Mr. Wright was not paid directors’ fees.

						Non-equity incentive plan compensation ($)
Name and principal position	Year(1)	Salary ($)(4)	Share- based awards	Option- based awards(2)		Annual incentive plans	Long- term incentive plans	Pension value ($)	All other compensation	Total Compensation(3)
Edward Wright, CEO	2013	$287,208	—	—		$86,162	—	—	—	$373,370
	2012	$289,878	—	—		$65,223	—	—	—	$355,101
	2011	$273,725	—	$84,457	(3)	$82,117	—	—		$440,299

Richard Bear, CFO	2013	$224,400	—	—		$67,320	—	—	—	$291,720
	2012	$220,00	—	—		$49,500	—	—	—	$269,500
	2011	$207,500	—	$56,305	(3)	$62,100	—	—	—	$325,905

(1)         Financial year ended December 31.

(2)         The value of the option-based awards reflects the fair value of options granted on December 8, 2011.  The fair value was computed using the Black Scholes option pricing model with the following assumptions:  a) average risk-free interest rate of

0.82%; b) expected life of 4.9 year; c) the price of the stock on the grant dates were USD$0.55; d) expected volatility of 66.67; e)  forfeiture rate of 5.15%; and f) no expected dividend payments.  The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(3)         These numbers are calculated in accordance with section 3870 of the CICA handbook or IFRS 2 Share-based Payment as applicable prior and subsequent to the Company’s adoption of IFRS and are the same number used in the Company’s financial statements.

(4)         Edward Wright’s salary is paid in Canadian dollars and converted to United States dollars for purposes of financial reporting and for the executive compensation disclosure contained herein. In Canadian dollars, Mr. Wright was paid a salary of $295,800, $290,000 and $276,750 for the 2013, 2012, and 2011 calendar years respectively.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth information for each Named Executive Officer regarding all awards of options outstanding at the end of the most recently completed financial year. Further details about the granting of options and determination of their terms are discussed above under “Option-based Awards”.

Name	Number of securities underlying unexercised options (#)		Option exercise price (CDN$)	Option expiration date	Value of Unexercised in-the-Money Options at FY-End (CDN$)(2)	Number of shares or units of shares that have not Vested (#)	Market or payout value of share-based awards that have not vested ($)
Edward Wright	300,000	1)	$0.56	12/08/2016	$57,000	N/A	N/A
	700,000	(1)	$0.65	01/21/2014	$70,000

Richard Bear	200,000	(1)	$0.56	12/08/2016	$38,000	N/A	N/A
	350,000	(1)	$0.65	01/21/2014	$35,000

(1)   These options vest equally over sixteen quarters, first vesting occurs three months after grant date.

(2)         Value of the unexercised in-the-money options is calculated based upon the difference between the market value of the Company’s common shares as at December 31, 2013 of $0.75 on the TSX and the exercise price of the options.

Incentive Plan Awards — value vested or earned during the year

Name	Option-based awards – Value vested during the year (CDN$)(1)		Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Edward Wright	$2,438	(2)	N/A	N/A
Richard Bear	$1,625	(3)	N/A	N/A

(1)         This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the common shares and the exercise price of the options on the vesting date.

(2)         18,750 options exercisable at CDN$0.56 vested on March 8, 2013, June 8, 2013, September 8. 2013 and December 8, 2013. The closing prices of the Company’s common shares on the TSX Exchange on March 8, 2013, June 8, 2013, September 8. 2013 and December 8, 2013 were CDN$0.40, CDN$0.37, CDN$0.62, and CDN$0.63. Options were granted at market price.

(3)         12,500 options exercisable at CDN$0.56 vested on March 8, 2013, June 8, 2013, September 8. 2013 and December 8, 2013. The closing prices of the Company’s common shares on the TSX Exchange on March 8, 2013, June 8, 2013, September 8. 2013 and December 8, 2013 were CDN$0.40, CDN$0.37, CDN$0.62, and CDN$0.63. Options were granted at market price.

Pension Plan Benefits

The Company has not established any pension plan or retirement benefit plan and none are proposed at this time.

Termination and Change of Control Benefits

Termination of Employment, Change in Responsibilities, and Employment Contracts

On August 18, 2006 (and as most recently amended on May 7, 2014), the Company signed an employment contract with Edward Wright, CEO of the Company which provides for an annual salary plus an annual bonus, which at 100% achievement of the established performance milestones and business growth targets shall equal 30% of the annual salary, but which shall not be capped at 30% of the annual salary. The employment contract provides for termination payments to be made to the CEO as follows: (i) in the event of death or total incapacity of the CEO or in the event of termination of the CEO for just cause, the Company will pay to the CEO an amount equal to six months salary or provide notice in lieu of payment; and (ii) in the event of termination of the CEO by the Company without just cause, the Company will provide an amount equal to 18 months salary; and (iii) in the event of termination of the CEO as a result of a change of control of the Company, the Company will pay to the CEO an amount equal to 24 months salary, including any annual bonuses. If Mr. Wright’s employment was terminated on the last business day of the most recently completed financial year, he would have been entitled to receive, CDN$147,900 (USD$143,604, converted as at year end) if the triggering event in (i) above occurred, CDN$443,700 (USD$430,812, converted as at year end) if the triggering event in (ii) above occurred, and CDN$769,080 (USD$746,742, converted as at year end) if the triggering event in (iii) above occurred. In the event of a termination the CEO’s contract provides for continuing confidentially and non-disclosure obligations in accordance with industry standards.

The Company has an employment contract with Richard Bear, CFO of the Company which provides for an annual salary plus an annual bonus, which at 100% achievement of the established performance milestones and business growth targets shall equal 30% of the annual salary, but which shall not be capped at 30% of the annual salary. The employment contract provides for termination payments to be made to the CFO as follows: (i) in the event of termination of the CFO for just cause, the Company will pay to the CFO an amount equal to six months salary or provide notice in lieu of payment; (ii) in the event of termination of the CFO by the Company without just cause, the Company will provide an amount equal to 18 months salary; and (iii) in the event of termination of the CFO as a result of a change of control of the Company, the Company will pay to the CFO an amount equal to 24 months salary, including any annual bonuses. If Mr. Bear’s employment was terminated on the last business day of the most recently completed financial year, he would have been entitled to receive, USD$112,200 if the triggering event in (i) above occurred, USD$336,600 if the triggering event in (ii) above occurred, and USD$583,440 if the triggering event in (iii) above occurred.

DIRECTOR COMPENSATION

Narrative Discussion

The compensation paid to the Company’s Directors is designed to (i) attract and retain the most qualified people to serve on the Board of Directors and its committees, (ii) align the interests of the Company’s Directors with those of its shareholders, and (iii) provide appropriate compensation for the risks and responsibilities related to being an effective director. This compensation is recommended to the Board of Directors by the Compensation Committee. Directors’ compensation is comprised of an annual retainer, meeting fees and a long-term component consisting of stock options.  Directors’ compensation is included in the mandate of the Compensation Committee. Directors’ compensation is subject to the approval of the Board of Directors.  Directors who are members of management do not receive compensation for serving as directors.

On December 12, 2013 the Board of Directors approved new compensation arrangements for Directors effective January 1, 2014.  Pursuant to these agreements, each non-management Director receives an annual retainer of $16,000 and meeting fees of $750 for each meeting attended by a Director resident in Greater Vancouver and meeting fees of $1,500 for each meeting attended by a Director resident outside of Greater Vancouver. In addition to the annual retainer, the Board Chairman and Audit Committee Chairman receive an additional annual retainer of $10,000, while the Corporate Governance Chairman receives an additional annual retainer of $5,000. All director fees are paid in the home currency of the director. Reasonable expenses incurred in connection with attending to board matters are reimbursed. During the most recently completed financial year, the Directors’ cash fees in totalled an aggregate value of USD$109,570. Directors are also eligible to receive stock options under the Company’s stock option plan, as described herein.

Director Compensation Table

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)(1)		Non-equity incentive plan compensation	Pension value ($)	All other compensation ($)	Total ($)
Anthony Holler	$19,465	N/A	$6,378	(2)	N/A	N/A	N/A	$25,843
Iain Cleator	$13,698	N/A	$6,378	(2)	N/A	N/A	N/A	$20,075
Todd Patrick	$22,500	N/A	$6,378	(2)	N/A	N/A	N/A	$28,878
Ian Webb	$20,907	N/A	$6,378	(2)	N/A	N/A	N/A	$27,285
Bergein Overholt	$15,750	N/A	$6,378	(2)	N/A	N/A	N/A	$22,128
David Johnson	$17,250	N/A	$32,977	(2)(4)	N/A	N/A	N/A	$50,227
Matt Pauls(3)	N/A	N/A	N/A		N/A	N/A	N/A	N/A

(1)         The value of the option-based awards reflects the fair value of options granted on December 12, 2013 and December 19, 2013 respectively.  The fair value was computed using the Black Scholes option pricing model with the following assumptions:  a) average risk-free interest rate of 1.61% and 1.65%, respectively; b) expected life of 4.3 years; c) the price of the stock on the grant dates were USD$0.56; d) expected volatility of 55% and 58%, respectively; e) forfeiture rate of 4.1%; and f) no expected dividend payments.  The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(2)         These numbers are calculated in accordance with section 3870 of the CICA handbook or IFRS 2 Share-based Payment as applicable prior and subsequent to the Company’s adoption of IFRS and are the same number used in the Company’s financial statements.

(3)         Matt Pauls has been proposed as a nominee for election to the Company’s board of directors but as of the date hereof, is not currently a director of the Company.

(4)         On December 19, 2013 Dave Johnson was granted 100,000 options for services provided as a member of the Company’s scientific advisory board.

Outstanding share-based awards and option-based awards

The following table sets forth information for each Director regarding all awards of options outstanding at the end of the most recently completed financial year. Further details about the granting of options and determination of their terms are discussed above under “Option-based Awards”.

Option Based Award					Share Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)(1)	Option expiration date	Value of Unexercised in-the-Money Options at FY-End (CDN$)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (CDN$)
Anthony Holler	25,000	$0.60	12-Dec-2023	$3,750	N/A	N/A
	25,000	$0.275	06-Dec-2017	$1,875	N/A	N/A
	125,000	$0.56	08-Dec-2016	$23,750	N/A	N/A
	25,000	$1.38	09-Dec-2015	—	N/A	N/A
	25,000	$1.21	02-Dec-2014	—	N/A	N/A
	25,000	$0.65	21-Jan-2014	$2,500

Iain Cleator	25,000	$0.60	12-Dec-2023	$3,750	N/A	N/A
	25,000	$0.275	06-Dec-2017	$11,875	N/A	N/A
	25,000	$0.56	08-Dec-2016	$4,750	N/A	N/A
	25,000	$1.38	09-Dec-2015	—	N/A	N/A
	25,000	$1.21	02-Dec-2014	—	N/A	N/A
	25,000	$0.65	21-Jan-2014	$2,500

Todd Patrick	25,000	$0.60	12-Dec-2023	$3,750	N/A	N/A
	25,000	$0.275	06-Dec-2017	$11,875	N/A	N/A
	125,000	$0.56	08-Dec-2016	$23,750	N/A	N/A
	25,000	$1.38	09-Dec-2015	—	N/A	N/A
	25,000	$1.21	02-Dec-2014	—	N/A	N/A
	25,000	$0.65	21-Jan-2014	$2,500

Ian Webb	25,000	$0.60	12-Dec-2023	$3,750	N/A	N/A
	25,000	$0.275	06-Dec-2017	$11,875	N/A	N/A
	125,000	$0.56	08-Dec-2016	$23,750	N/A	N/A
	25,000	$1.38	09-Dec-2015	—	N/A	N/A
	25,000	$1.21	02-Dec-2014	—	N/A	N/A
	25,000	$0.65	21-Jan-2014	$2,500

Bergein Overholt	25,000	$0.60	12-Dec-2023	$3,750	N/A	N/A
	25,000	$0.275	06-Dec-2017	$11,875	N/A	N/A
	25,000	$0.56	08-Dec-2016	$4,750	N/A	N/A
	25,000	$1.38	09-Dec-2015	—	N/A	N/A
	100,000	$1.65	23-Sep-2014	—

David Johnson	25,000	$0.60	12-Dec-2023	$3,750	N/A	N/A
	25,000	$0.275	06-Dec-2017	$11,875	N/A	N/A
	25,000	$0.56	08-Dec-2016	$4,750	N/A	N/A
	25,000	$1.38	09-Dec-2015	—	N/A	N/A
	100,000	$1.45	27-May-2015	—	N/A	N/A
	25,000	$0.65	21-Jan-2014	$2,500	N/A	N/A

Matt Pauls(3)	N/A	N/A	N/A	N/A	N/A	N/A

(1)         These options vest equally over 16 quarters, first vesting occurs three months after grant date.

(2)         Value of the unexercised in-the-money options is calculated based upon the difference between the market value of the Company’s common shares as at December 31, 2013 of $0.75 on the TSX and the exercise price of the options.

(3)         Matt Pauls has been proposed as a nominee for election to the Company’s board of directors but as of the date hereof, is not currently a director of the Company.

Incentive Plan awards — value vested or earned during the year

Name	Option-based awards – Value vested during the year (CDN$)(1) (2)	Share-based awards – value vested during the year (CDN$)	Non-equity incentive plan compensation – Value earned during the year (CDN$)
Anthony Holler	$2,453	N/A	N/A
Iain Cleator	$1,672	N/A	N/A
Todd Patrick	$2,453	N/A	N/A
Ian Webb	$2,453	N/A	N/A
Bergein Overholt	$1,672	N/A	N/A
David Johnson	$1,672	N/A	N/A
Matt Pauls(3)	N/A	N/A	N/A

(1)         This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the common shares and the exercise price of the options on the vesting date.

(2)         9,378, 9,372, 9,378, and 9,375 options exercisable at CDN$0.275 vested on March 6, 2013, June 6, 2013, September 6, 2013 and December 6, 2013. 28,128, 28,122, 28,128, and 28,122 options exercisable at CDN$0.56 vested on March 8, 2013, June 8, 2013, September 8, 2013 and December 8, 2013. The closing prices of the Company’s common shares on the TSX Exchange on March 6, 2013, June 6, 2013, September 6, 2013, December 6, 2013, March 8, 2013, June 8, 2013, September 8, 2013 and December 8, 2013 were CDN$0.40, CDN$0.38, CDN$0.62, CDN$0.63, CDN$0.40, CDN$0.37, CDN$0.62, and CDN$0.63. Options were granted at market price.

(3)         Matt Pauls has been proposed as a nominee for election to the Company’s board of directors but as of the date hereof, is not currently a director of the Company.

Directors and Officers Insurance

Effective February 12, 2007, the Company provided insurance for its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Company or its subsidiaries in the aggregate amount of $5,000,000. The policy governing such insurance is subject to customary exclusions and limitations.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Stock Option Plan is the only equity compensation plan of the Company. The Share Unit Plan will only be adopted following Shareholder approval at the Meeting. The following table sets forth the information with respect to the options outstanding under the plan at December 31, 2013.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options (CDN$)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)
Equity compensation plans approved by securityholders	4,595,000	$0.80	144,176
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,595,000	$0.80	144,176

Under the Company’s Stock Option Plan, the Company may grant options to its directors, officers, consultants and eligible employees for up to 7,226,800 shares of common stock. The plan provides for the granting of stock options at the fair market value of the Company’s stock at the date of grant, and the term of options range from two to ten years. The Board of Directors may, in its sole discretion, determine the time during which Options shall vest and the method of vesting. All Options under the Plan will be subject to vesting provisions determined by the Board of Directors, over a period of not less than 18 months, in equal portions on a quarterly basis. Options granted to consultants providing investor relations activities will vest at the end of 12 months or longer from the date of issuance.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Directors, executive officers or proposed nominees for election as a director of the Company, nor any associate of any of such persons, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company’s last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year, and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the heading “Matters to be Acted Upon at the Meeting”.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company.  The Board is committed to sound corporate governance practices that are both in the interest of its shareholders and contribute to effective and efficient decision making.  The Canadian Securities Administrators have implemented National Policy 58-201 — Corporate Governance Guidelines and National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) in each of the provinces and territories of Canada.  In addition, the Canadian Securities Administrators have adopted National Instrument 52-110 — Audit Committees (“NI 52-110”), which prescribes certain requirements in relation to audit committees.  The Board is of the view that the Company’s general approach to corporate governance, summarized below, meets or exceeds the applicable guidelines and requirements.

Board of Directors

Structure

The Board is currently composed of seven directors. The Board has determined that five of the current directors, Messrs. Holler, Patrick, Webb, Overholt and Johnson, are “independent” as defined in NI 58-101.  The Board has concluded that two directors, Messrs. Cleator and Wright, are not independent as defined in NI 58-101.  Mr. Cleator is not independent as he is Medical Director of the Company and Mr. Wright is not independent as he is the CEO of the Company.  Mr. Cleator has indicated that he will not be standing for re-election to the Board. Mr. Pauls is not yet elected as a director of the Company but will be

“non-independent”. Certain directors of the Company are directors of other reporting issuers as disclosed above under the heading “Matters to be Acted Upon at the Meeting — Election of Directors”.

The Company has taken steps to ensure that adequate structures and processes are in place to permit the Board to function independently of management. The Directors can request at any time a meeting restricted to independent directors for the purpose of discussing matters independently of management.

The following table sets forth the attendance of the directors at Board and Committee meeting from January 1, 2013 through April 30, 2014.

				Nominating and Corporate	Meeting Attended %
Director	Board	Audit	Compensation	Governance	Board	Committee
Anthony Holler	5/5	7/7	1/1	2/2	100%	100%
Iain Cleator	4/5	—	—	—	80%	N/A
Todd Patrick	5/5	7/7	1/1	2/2	100%	100%
Ian Webb	5/5	7/7	—	2/2	100%	100%
Bergein Overholt	5/5	—	—	2/2	100%	100%
David Johnson	5/5	—	—	—	100%	N/A
Edward Wright	5/5	—	—	—	100%	N/A
Matt Pauls(1)	N/A	N/A	N/A	N/A	N/A	N/A

(1)         Matt Pauls has been proposed as a nominee for election to the Company’s board of directors but as of the date hereof, is not currently a director of the Company.

Position Description

The Board has developed written position descriptions for members of the Board, the Chairman of the Board, and for the Chief Executive Officer.

Orientation and Continuing Education

Every new director is provided with an information package that includes a description of the Company and its policies and procedures as well as a copy of the mandate of the Board of Directors and its committees.  Every new director is invited to meet with each senior executive in order to acquire an understanding of each sector of activity and to get to know the executives. Most
Board meetings include presentations by various functional areas, to give Board members additional insight into the business.  The Company will support Board members who wish to engage in ongoing director’s education in particular areas to maintain the skill and knowledge necessary to effectively perform their duties.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) governing directors, officers and employees.  The Board monitors compliance with the Code by charging management with bringing to the Board’s attention any issues that arise with respect to the Code. During the previous fiscal year, no allegations of misconduct in relation to the Code were brought to the Board’s attention.

Under the Code, our directors, officers and employees are prohibited from trading securities of the Company while in possession of material, non-public information about the Company. A copy of the Code is available under the Company’s profile on SEDAR at www.sedar.com.

Except as otherwise disclosed herein, the Company has no contracts or other arrangements in place which any of its directors or officers has a material interest and does not anticipate entering into any such arrangement. If any such arrangement were to arise, it would first be considered by the Audit Committee and then by subject to the approval of the Board (in each case, without the participation of the director who would have the material interest in question).

Compensation

The Compensation Committee is responsible for recommending to the Board the structure and terms of the CEO’s compensation, including base salary and short and long term incentive bonuses.  The Compensation Committee is further responsible for reviewing and agreeing on the key performance indicators (“KPIs”) that are used to assess the performance of the CEO.  The Compensation Committee reviews the performance of the CEO against these KPIs and makes recommendations to the Board with respect to the CEO’s compensation based on its evaluation. The Compensation Committee negotiates and makes recommendations to the Board with respect to the employment contract of the CEO.

The Compensation Committee reviews and makes recommendations to the Board regarding the major components of compensation for all of the Company’s executive officers. See “Compensation Discussion & Analysis” above. The Compensation Committee monitors the general compensation and employment contract policies of the Company.

The Compensation Committee recommends director’s compensation for consideration by the Board annually, based on a review of the compensation for peer companies.

The Committee did not retain a compensation consultant or advisor during the most recently completed financial year.

Mandate of the Board

The Board of Directors has adopted a written mandate that defines its stewardship responsibilities. The Board’s principal responsibilities are:

•                  to supervise and evaluate management;

•                  to oversee the conduct of the business; and

•                  to set policies appropriate for the business and to approve corporate strategies and goals.

The Board of Directors believes that its mandate and responsibilities should be carried out in a manner consistent with effective and efficient operation of the Company and enhancement of shareholder value.

The Board of Directors reviews and approves an operating and capital budget for each fiscal year. Management is authorized by the Board of Directors to incur capital expenditures specifically provided for in the budget, subject to certain limitations.

Management is expected to perform the day-to-day activities of running the affairs of the Company, achieving the corporate strategies and goals approved by the Board of Directors and responding to shareholder concerns and enquiries.

The Board of Directors meets a minimum of four times a year and at each meeting reviews with management operational, financial and strategic planning issues.  The frequency of meetings, as well as the nature of items discussed, depend upon the state of the Company’s affairs and the opportunities or risks which the Company faces.

Nomination of Directors

The Board in full and the Corporate Governance and Nominating Committee identify new candidates for election to the Board. The Corporate Governance and Nominating Committee will consider potential candidates and arrange for interviews the interested candidates, as appropriate. The key suitability criteria may include the following:

•                  Professional background and related qualifications.

•                  Industry experience and relevant professional relationships.

•                  Other board appointments.

•                  Professional standing and reputation in the investment and medical communities.

•                  Membership of industry committees.

•                  Particular technical or financial background depending on the mix of experience on the Board at that time.

The Board reviews any recommendation of the Corporate Governance and Nominating Committee and makes the final determination about director nominations and appointments.  Where appropriate independent consultants may be engaged to identify possible new candidates for the Board.  Further information about the Corporate Governance and Nominating Committee is below under the heading “Corporate Governance and Nominating Committee.”

Assessments

The Board is committed to regular assessments of the effectiveness of the Board, the committees of the Board and the individual directors. The Corporate Governance and Nominating Committee periodically reviews and makes recommendations to the Board regarding evaluations of the Board, the committees of the Board and the individual directors. The process for such evaluations may include the following:

•                  individual discussions between each director and an independent consultant and/or members of the Corporate Governance and Nominating Committee;

•                  with regard to individual director assessments, peer and/or self evaluations; and

•                  individual discussions with those members of senior management who regularly interact with the Board.

The Corporate Governance and Nominating Committee oversees the implementation of the Board evaluation process, reviews the evaluation results, develops recommendations based on the results and reports to the Board on the results and any recommendations.  The Board then considers the results and recommendations to determine what, if any, action should be taken.

Committees of the Board of Directors

The Company has an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee.

Audit Committee

The Audit Committee provides assistance to the Board of Directors in fulfilling its oversight responsibility to the shareholders, potential shareholders, the investment community and others with respect to the Company’s: (a) financial statements; (b) financial reporting process; (c) systems of internal accounting and financial controls; (d) external auditors’ reports; and (e) risk identification, assessment and management program. It is the responsibility of the Audit Committee to maintain an open avenue of communication between itself, the external auditors and the management of the Corporation. In performing its role, the Audit Committee is empowered to investigate any matter brought to its attention, with full access to all books, records, facilities and personnel of the Company.  It is also empowered to instruct and retain outside counsel or other experts as required.

Charter of the Audit Committee

Organization

An Audit Committee shall be appointed annually by the Board and shall consist of at least three (3) members from among the directors of the Company.  Each Audit Committee member shall where possible be an independent director, free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee.

All Audit Committee members shall be sufficiently versed in financial matters to understand the Company’s accounting practices and policies and the major judgements involved in preparing the financial statements.

The Board shall designate the Chair of the Committee.

Statement of Policy

The Committee shall fulfill its responsibilities within the context of the following principles:

1)                                     General
The Committee expects the management of the Company to operate in compliance with the laws and regulations governing the Company and to maintain as strong a financial, reporting and control process as resources permit.

2)                                     Communications
The Committee shall have direct, open and frank communications throughout the year with management, other Committee Chairs, and the external auditors.

3)                                     Meeting Agenda

Committee meeting agendas shall be the responsibility of the Chair of the Committee in consultation with the Committee members, management and the external auditors.

4)                                     Information Needs

The Committee expects that written materials will be received from management and the external auditors at least five (5) days in advance of the meeting dates.

5)                                     In-Camera Meetings

At each meeting, the Committee shall meet in private session and may meet with the external auditors, with management, and with the Committee members only.

6)                                     Reporting to the Board

The Committee, through its Chair, shall report after each Committee meeting to the Board at the Board’s next regular meeting.

7)                                     The External Auditors

The Committee expects that in discharging its responsibilities to the shareholders, the external auditors shall be accountable to the Board through the Audit Committee.  The external auditors shall report all material issues or potentially material issues to the Committee.

Operating Procedures

1)                                     The Committee shall meet at least four (4) times annually, or more frequently as circumstances dictate.  Meetings shall be held at the call of the Chair upon the request of two (2) members of the Committee or at the request of the external auditors.

2)                                     A quorum shall be a majority of the members.

3)                                     Unless the Committee otherwise specifies, the Company’s Corporate Secretary shall act as Secretary at all meetings of the Committee.

4)                                     In the absence of the Chair of the Committee, the members shall appoint an acting Chair.

5)                                     A copy of the minutes of each meeting of the Committee shall be provided to each member of the Committee and to each Director of the Company in a timely fashion.

Specific Responsibilities and Duties

To fulfil its responsibilities and duties, the Committee shall:

Financial Reporting

1)                                     Review the Company’s annual and quarterly financial statements with management, the Company’s accountant, and/or the external auditors, as applicable, to gain reasonable assurance that the statements are accurate, complete and in accordance with International Financial Reporting Standards.

2)                                     Receive from the external auditors reports on their review of the annual and quarterly financial statements as applicable.

3)                                     Receive from management a copy of the representation letter provided to the external auditor and receive from management any additional representations required by the Committee.

4)                                     Review and, if appropriate, recommend approval to the Board of news releases, management discussion and analysis, AIF forms and reports to the shareholders issued by the Company with respect to the Company’s annual and quarterly financial statements.

5)                                     Review and, if appropriate, recommend approval to the Board of prospectuses, and material change disclosures of a financial nature.

6)                                     Review financial related press releases.

Accounting Policies

1)                                     Review with management and the external auditors the appropriateness of the Company’s accounting policies and disclosures.

2)                                     Review with management and the external auditors the Company’s underlying accounting policies and any significant estimates and judgements.

Risk and Uncertainty

1)                                     Review with management the significant financial risks and principal business risks facing the company and gain reasonable assurance that they are being effectively managed or controlled.

2)                                     Ascertain that policies and procedures are in place to minimize environmental, occupational health and safety, and other risks to asset value.

3)                                     Review the adequacy of insurance coverage maintained by the Company.

4)                                     Review regularly with management, the external auditors and the Company’s legal counsel any legal claim or other contingency that could have a material effect upon the financial position of the Company.

Financial Controls and Control Deviations

1)                                     Review the plans of the external auditors to gain reasonable assurance that the review and evaluation of internal financial controls is comprehensive, coordinated and cost effective.

Compliance with Laws and Regulations

1)                                     Review regular reports from management and the external auditors with respect to the Company’s compliance with laws and regulations having material impact on the financial statements, environmental protection laws and regulations, various tax and other withholding accounts and other laws and regulations which expose directors to liability.

Relationship with External Auditors

2)                                     Recommend to the Board the nomination of external auditors.

3)                                     Approve the remuneration and the terms of engagement of the external auditors as set out in the engagement letter.

4)                                     Review the performance of the external auditors annually.

5)                                     Receive a report annually from the external auditors with respect to their independence, such report to include disclosure of all engagements (and fees related thereto) for any non-audit services by the Company.

6)                                     Review with the external auditors the scope of the audit, the areas of special emphasis to be addressed in the audit, the general overall audit plan and the materiality levels, which the external auditor proposes to employ.  Review the results of the external audit with the external auditors including the auditor’s report, overall presentation of the financial statements, any adjustments needed or contemplated, areas of difficulty and any changes to the original audit plan.

7)                                     Meet with the external auditors in the absence of management to determine that no management restrictions have been placed on the scope and extent of the audit examinations conducted by the external auditors or the reporting of their findings to the Committee.

8)                                     Establish effective communication processes with management and the Company’s external auditors to assist the Committee to monitor objectively the quality and effectiveness of the relationship among the external auditors, management and the Committee.

Other Responsibilities

1)                                     Approve annually the reasonableness of the expenses of the Chief Executive Officer.

2)                                     After consultation with the Chief Financial Officer and the external auditors, gain reasonable assurance annually of the quality and sufficiency of the Company’s accounting personnel.

3)                                     Perform such other functions as may from time to time be assigned to the Committee by the Board.

Accountability

1)                                     Review and update its Charter on a regular basis for approval by the Board.

2)                                     From time to time, as requested by the Board, disclose its mandate and its Charter in the Company’s statement of corporate governance practices.

Engagement of Advisors

The Committee may engage independent counsel and other advisors as it determines necessary to carry out its duties.

Composition of Audit Committee

The Audit Committee is currently comprised of, and following the election to the Board of Directors of the nominees proposed in this Information Circular will be comprised of, the following individuals:

Name	Independent/non- independent(1)	Financially literate or not financially literate(2)	Relevant Education and Experience
Dr. Anthony Holler	Independent	Financially literate	Previously CEO and Director of ID Biomedical Corporation
Todd Patrick	Independent	Financially literate	Previously President and Director of ID Biomedical Corporation
Ian Webb	Independent	Financially literate	Previously solicitor practicing corporate law and Director of ID Biomedical Corporation

(1)                                     A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)                                     An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve any non-audit services or additional work which the Chairman of the Audit Committee deems as necessary who will notify the other member of the Audit Committee of such non-audit or additional work.

External Auditor Service Fees

All fees billed by KPMG LLP (the “Auditors”), the Company’s external auditor, during the two most recently completed financial years are as follows:

	Year ended December 31, 2012 (CDN)	Year ended December 31, 2013 (CDN)
Audit Fees	$41,500	$43,575
Audit-Related Fees	nil	nil
Tax Fees	nil	nil
All Other Fees	nil	nil
Total	$41,500	$43,575

Audit fees:  All services performed by the Auditors in connection with the review of annual consolidated financial statements of the Company, including services performed to comply with generally accepted auditing standards.

Audit Related Fees:  All services performed by the Auditors in connection with the review of quarterly financial statements in accordance with generally accepted standards for a review, and equity due diligence required by underwriters, regulators and other parties in connection with raising capital for the Company and internal control reviews.

Tax Fees: All services performed by the Auditors in connection with tax planning compliance and advice.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee’s mandate is to undertake activities as needed to assist the Board of Directors in providing efficient and effective corporate governance for the benefit of shareholders. The Committee’s responsibilities include overseeing the effective functioning of the Board of Directors, reviewing the relationship between management and the Board of Directors, ensuring that the Board of Directors can function independently of management, reviewing the size and composition of the Board of Directors, reviewing the committee structure of the Board of Directors and identifying new nominees to the Board of Directors.

The Corporate Governance and Nominating Committee is currently comprised of, and following the election to the Board of Directors of the nominees proposed in this Information Circular will be comprised of, the following individuals:

Name	Independent/non-independent	Management/Non-Management
Dr. Anthony Holler	Independent	Non-Management
Dr. Bergein Overholt	Independent	Non-Management
Todd Patrick	Independent	Non-Management
Ian Webb	Independent	Non-Management

Compensation Committee

The Compensation Committee consults generally with, and makes recommendations to, the Board of Directors on, matters concerning executive compensation, including individual salary rates, and other supplemental compensation. See “Board of Directors — Compensation” above.

The Compensation Committee is currently comprised of, and following the election to the board of directors of the nominees proposed in this Information Circular will be comprised of, the following individuals:

Name	Independent/non-independent	Management/Non-Management
Dr. Anthony Holler	Independent	Non-Management
Todd Patrick	Independent	Non-Management

ADDITIONAL INFORMATION

Upon request by any person, the Secretary of the Company shall provide the following:

1)             one copy of the audited consolidated financial statements of the Company for the years ended December 31, 2013 and 2012 together with the accompanying report of the auditors thereon and one copy of any interim financial statements of the Company subsequent to such financial statements;

2)             one copy of the Company’s information circular in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; or

3)             at any other time, one copy of any of the documents referred to in (1) and (2) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder in the Company.

Copies of the above documents will be provided, upon request to the Secretary of the Company, at Suite 522 – 999 Canada Place, Vancouver, BC, V6C 3E1, free of charge to a shareholder of the Company. Additional financial information is provided in the audited consolidated financial statements of the Company for the year ended December 31, 2013 and Management’s Discussion and Analysis thereof.  The above documents, together with additional information relating to the Company is available on SEDAR at www.sedar.com. Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

OTHER BUSINESS

The management of the Company knows of no matter to come before the Meeting other than those referred to in the Notice of Annual General and Special Meeting and this Information Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the Proxy to vote with regard to those matters in accordance with their best judgement.

ENQUIRIES

This document is important and requires your attention. Enquiries concerning information in this document should be directed to Laurel Hill via telephone toll free (North America) at 1-877-452-7184 or outside North America collect: 416-304-0211, or by e-mail: assistance@laurelhill.com.

DATED at Vancouver, British Columbia as of the 16th day of May, 2014.

BY THE ORDER OF THE BOARD OF DIRECTORS OF

CRH MEDICAL CORPORATION

“Edward Wright”

Chief Executive Officer

SCHEDULE A

Amended Articles

Incorporation number: BC0626013

CRH MEDICAL CORPORATION

(the “Company”)

ARTICLES

1.	INTERPRETATION	1

1.1	Definitions	1

1.2	Business Corporations Act and Interpretation Act Definitions Applicable	1

2.	SHARES AND SHARE CERTIFICATES	1

2.1	Authorized Share Structure	1

2.2	Form of Share Certificate	1

2.3	Shareholder Entitled to Certificate or Acknowledgment	1

2.4	Delivery by Mail	1

2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement	1

2.6	Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment	2

2.7	Splitting Share Certificates	2

2.8	Certificate Fee	2

2.9	Recognition of Trusts	2

3.	ISSUE OF SHARES	2

3.1	Directors Authorized	2

3.2	Commissions and Discounts	2

3.3	Brokerage	2

3.4	Conditions of Issue	3

3.5	Share Purchase Warrants and Rights	3

4.	SHARE REGISTERS	3

4.1	Central Securities Register	3

4.2	Closing Register	3

5.	SHARE TRANSFERS	3

5.1	Registering Transfers	3

5.2	Form of Instrument of Transfer	3

5.3	Transferor Remains Shareholder	4

5.4	Signing of Instrument of Transfer	4

5.5	Enquiry as to Title Not Required	4

5.6	Transfer Fee	4

6.	TRANSMISSION OF SHARES	4

6.1	Legal Personal Representative Recognized on Death	4

6.2	Rights of Legal Personal Representative	4

7.	PURCHASE OF SHARES	4

7.1	Company Authorized to Purchase Shares	4

7.2	Purchase When Insolvent	5

7.3	Sale and Voting of Purchased Shares	5

8.	BORROWING POWERS	5

9.	ALTERATIONS	5

9.1	Alteration of Authorized Share Structure	5

9.2	Consolidations and “Call-in” Subdivisions	6

9.3	Special Rights and Restrictions	6

9.4	Change of Name	6

9.5	Other Alterations	6

10.	MEETINGS OF SHAREHOLDERS	6

10.1	Annual General Meetings	6

10.2	Resolution Instead of Annual General Meeting	6

10.3	Calling of Meetings of Shareholders	6

10.4	Notice for Meetings of Shareholders	7

10.5	Record Date for Notice	7

10.6	Record Date for Voting	7

10.7	Failure to Give Notice and Waiver of Notice	7

10.8	Notice of Special Business at Meetings of Shareholders	7

10.9	Advance Notice of Meetings of Shareholders	8

11.	PROCEEDINGS AT MEETINGS OF SHAREHOLDERS	10

11.1	Special Business	10

11.2	Special Majority	10

11.3	Quorum	11

11.4	One Shareholder May Constitute Quorum	11

11.5	Other Persons May Attend	11

11.6	Requirement of Quorum	11

11.7	Lack of Quorum	11

11.8	Lack of Quorum at Succeeding Meeting	11

11.9	Chair	11

11.10	Selection of Alternate Chair	11

11.11	Adjournments	12

11.12	Notice of Adjourned Meeting	12

11.13	Decisions by Show of Hands or Poll	12

11.14	Declaration of Result	12

11.15	Motion Need Not be Seconded	12

11.16	Casting Vote	12

11.17	Manner of Taking Poll	12

11.18	Demand for Poll on Adjournment	12

11.19	Chair Must Resolve Dispute	13

11.20	Casting of Votes	13

11.21	Demand for Poll	13

11.22	Demand for Poll Not to Prevent Continuance of Meeting	13

11.23	Retention of Ballots and Proxies	13

12.	VOTES OF SHAREHOLDERS	13

12.1	Number of Votes by Shareholder or by Shares	13

12.2	Votes of Persons in Representative Capacity	13

12.3	Votes by Joint Holders	13

12.4	Legal Personal Representatives as Joint Shareholders	13

12.5	Representative of a Corporate Shareholder	14

12.6	Proxy Provisions Do Not Apply to All Companies	14

12.7	Appointment of Proxy Holders	14

12.8	Alternate Proxy Holders	14

12.9	When Proxy Holder Need Not Be Shareholder	14

12.10	Deposit of Proxy	15

12.11	Validity of Proxy Vote	15

12.12	Form of Proxy	15

12.13	Revocation of Proxy	15

12.14	Revocation of Proxy Must Be Signed	16

12.15	Production of Evidence of Authority to Vote	16

13.	DIRECTORS	16

13.1	First Directors; Number of Directors	16

13.2	Change in Number of Directors	16

13.3	Directors’ Acts Valid Despite Vacancy	16

13.4	Qualifications of Directors	16

13.5	Remuneration of Directors	17

13.6	Reimbursement of Expenses of Directors	17

13.7	Special Remuneration for Directors	17

13.8	Gratuity, Pension or Allowance on Retirement of Director	17

14.	ELECTION AND REMOVAL OF DIRECTORS	17

14.1	Election at Annual General Meeting	17

14.2	Consent to be a Director	17

14.3	Failure to Elect or Appoint Directors	17

14.4	Places of Retiring Directors Not Filled	18

14.5	Directors May Fill Casual Vacancies	18

14.6	Remaining Directors Power to Act	18

14.7	Shareholders May Fill Vacancies	18

14.8	Additional Directors	18

14.9	Ceasing to be a Director	18

14.10	Removal of Director by Shareholders	19

14.11	Removal of Director by Directors	19

15.	ALTERNATE DIRECTORS	19

15.1	Appointment of Alternate Director	19

16.	POWERS AND DUTIES OF DIRECTORS	19

16.1	Powers of Management	19

16.2	Appointment of Attorney of Company	19

17.	DISCLOSURE OF INTEREST OF DIRECTORS	19

17.1	Obligation to Account for Profits	19

17.2	Restrictions on Voting by Reason of Interest	19

17.3	Interested Director Counted in Quorum	20

17.4	Disclosure of Conflict of Interest or Property	20

17.5	Director Holding Other Office in the Company	20

17.6	No Disqualification	20

17.7	Professional Services by Director or Officer	20

17.8	Director or Officer in Other Corporations	20

18.	PROCEEDINGS OF DIRECTORS	20

18.1	Meetings of Directors	20

18.2	Voting at Meetings	20

18.3	Chair of Meetings	20

18.4	Meetings by Telephone or Other Communications Medium	21

18.5	Calling of Meetings	21

18.6	Notice of Meetings	21

18.7	When Notice Not Required	21

18.8	Meeting Valid Despite Failure to Give Notice	21

18.9	Waiver of Notice of Meetings	21

18.10	Quorum	21

18.11	Validity of Acts Where Appointment Defective	22

18.12	Consent Resolutions in Writing	22

19.	EXECUTIVE AND OTHER COMMITTEES	22

19.1	Appointment and Powers of Executive Committee	22

19.2	Appointment and Powers of Other Committees	22

19.3	Obligations of Committees	23

19.4	Powers of Board	23

19.5	Committee Meetings	23

20.	OFFICERS	23

20.1	Directors May Appoint Officers	23

20.2	Functions, Duties and Powers of Officers	23

20.3	Qualifications	24

20.4	Remuneration and Terms of Appointment	24

21.	INDEMNIFICATION	24

21.1	Definitions	24

21.2	Mandatory Indemnification of Directors and Former Directors	24

21.3	Indemnification of Other Persons	24

21.4	Non-Compliance with Business Corporations Act	24

21.5	Company May Purchase Insurance	24

22.	DIVIDENDS	25

22.1	Payment of Dividends Subject to Special Rights	25

22.2	Declaration of Dividends	25

22.3	No Notice Required	25

22.4	Record Date	25

22.5	Manner of Paying Dividend	25

22.6	Settlement of Difficulties	25

22.7	When Dividend Payable	25

22.8	Dividends to be Paid in Accordance with Number of Shares	25

22.9	Receipt by Joint Shareholders	25

22.10	Dividend Bears No Interest	26

22.11	Fractional Dividends	26

22.12	Payment of Dividends	26

22.13	Capitalization of Surplus	26

23.	ACCOUNTING RECORDS	26

23.1	Recording of Financial Affairs	26

23.2	Inspection of Accounting Records	26

24.	NOTICES	26

24.1	Method of Giving Notice	26

24.2	Deemed Receipt of Mailing	27

24.3	Certificate of Sending	27

24.4	Notice to Joint Shareholders	27

24.5	Notice to Trustees	27

25.	SEAL	28

25.1	Who May Attest Seal	28

25.2	Sealing Copies	28

25.3	Mechanical Reproduction of Seal	28

26.	PROHIBITIONS	28

26.1	Definitions	28

26.2	Application	29

26.3	Consent Required for Transfer of Shares or Designated Securities	29

27.	CHANGE OF REGISTERED AND RECORDS OFFICES	29

1.                                      INTERPRETATION

1.1                               Definitions

In these Articles, unless the context otherwise requires:

(1)                                 “board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(2)                                 “Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3)                                 “legal personal representative” means the personal or other legal representative of the shareholder;

(4)                                 “registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(5)                                 “seal” means the seal of the Company, if any.

1.2                               Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2.                                      SHARES AND SHARE CERTIFICATES

2.1                               Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2                               Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3                               Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

2.4                               Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5                               Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1)                                 order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2)                                 issue a replacement share certificate or acknowledgment, as the case may be.

2.6                               Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholders right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1)                                 proof satisfactory to them that the share certificate or acknowledgement is lost, stolen or destroyed; and

(2)                                 any indemnity the directors consider adequate

2.7                               Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8                               Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9                               Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.                                      ISSUE OF SHARES

3.1                               Directors Authorized

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2                               Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3                               Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4                               Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)                                 consideration is provided to the Company for the issue of the share by one or more of the following:

(a)                                 past services performed for the Company;

(b)                                 property;

(c)                                  money; and

(2)                                 the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5                               Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.                                      SHARE REGISTERS

4.1                               Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2                               Closing Register

The Company must not at any time close its central securities register.

5.                                      SHARE TRANSFERS

5.1                               Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1)                                 a duly signed instrument of transfer in respect of the share has been received by the Company;

(2)                                 if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3)                                 if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

5.2                               Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

5.3                               Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4                               Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1)                                 in the name of the person named as transferee in that instrument of transfer; or

(2)                                 if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5                               Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6                               Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6.                                      TRANSMISSION OF SHARES

6.1                               Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2                               Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

7.                                      PURCHASE OF SHARES

7.1                               Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2                               Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)                                 the Company is insolvent; or

(2)                                 making the payment or providing the consideration would render the Company insolvent.

7.3                               Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)                                 is not entitled to vote the share at a meeting of its shareholders;

(2)                                 must not pay a dividend in respect of the share; and

(3)                                 must not make any other distribution in respect of the share.

8.                                      BORROWING POWERS

The Company, if authorized by the directors, may:

(1)                                 borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)                                 issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)                                 guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)                                 mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9.                                      ALTERATIONS

9.1                               Alteration of Authorized Share Structure

Subject to Article 9.3 and the Business Corporations Act, and the rights of the holders of issued shares of the Company, the Company may by resolution of the directors:

(1)                                 create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2)                                 increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3)                                 if the Company is authorized to issue shares of a class of shares with par value:

(a)                                 decrease the par value of those shares; or

(b)                                 if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(4)                                 subdivide all or any of its unissued or fully paid issued shares by way of a stock dividend;

(5)                                 change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6)                                 alter the identifying name of any of its shares; or

(7)                                 otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2                               Consolidations and “Call-in” Subdivisions

Subject to Article 9.3 and the Business Corporations Act, the Company may by ordinary resolution:

(1)                                 consolidate all or any of its unissued, or fully paid issued, shares.

(2)                                 subdivide all or any of its unissued or fully paid issued shares, other than by way of a stock dividend.

9.3                               Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may by special resolution:

(1)                                 create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2)                                 vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.4                               Change of Name

The Company may by resolution of the directors authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

9.5                               Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

10.                               MEETINGS OF SHAREHOLDERS

10.1                        Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2                        Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3                        Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4                        Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)                                 if and for so long as the Company is a public company, 21 days;

(2)                                 otherwise, 10 days.

10.5                        Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)                                 if and for so long as the Company is a public company, 21 days;

(2)                                 otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6                        Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7                        Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8                        Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1)                                 state the general nature of the special business; and

(2)                                 if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a)                                 at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b)                                 during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

10.9                        Advance Notice of Meetings of Shareholders

(1)                                 Subject only to the Business Corporations Act, Applicable Securities Law and these Articles of the Company, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company.  Nominations of persons for election to the board may be made at any annual general meeting of shareholders, or at any special meeting of shareholders, if the election of directors is a matter specified in the notice of meeting,

(a)                                 by or at the direction of the board, including pursuant to a notice of meeting;

(b)                                 by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act, or a requisition of the shareholders made in accordance with the provisions of the Business Corporations Act; or

(c)                                  by any person (a “Nominating Shareholder”) who (A) at the close of business on the date of the giving of the notice provided for in this Article 10.9 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Company, and (B) complies with the notice procedures set forth below in this Article 10.9.

(2)                                 In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Company at the principal executive offices of the Company in accordance with this Article 10.9.

(3)                                 To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must be made:

(a)                                 in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the meeting; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement (as defined below) of the date of the meeting was made (the “Notice Date”), notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the date of the public announcement in respect of such meeting; and

(b)                                 in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the meeting was made. In no event shall any adjournment, postponement, or reconvening of a meeting, or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

(4)                                 To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must set forth:

(a)                                 as to each person whom the Nominating Shareholder proposes to nominate for election as a director, (A) the name, age, business address and residential address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares in the capital of the Company which are controlled or which are beneficially owned or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act or any Applicable Securities Laws; and

(b)                                 as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and any Applicable Securities Laws.

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee. In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

(5)                                 No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Article 10.9; provided, however, that nothing in this Article 10.9 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which he or she would have been entitled to submit a proposal pursuant to the provisions of the Business Corporations Act. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(6)                                 Notwithstanding any other provision of these Articles, notice given to the Corporate Secretary of the Company pursuant to this Article 10.9 may only be given by personal delivery, facsimile transmission or by email (provided that the Corporate Secretary of the Company has stipulated an email address for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of the confirmation of such transmission has been received) to the Corporate Secretary of the Company at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(7)                                 Notwithstanding the foregoing, the board may, in its sole discretion, waive the application this Article 10.9.

(8)                                 For the purposes of this Article 10.9:

(a)                                 “Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada;

(b)                                 “beneficially owns” or “beneficially owned” means, in connection with the ownership of shares in the capital of the Company by a person, (i) any such shares as to which such person or any of such person’s Affiliates (as defined in the Business Corporations Act) owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (ii) any such shares as to which such person or any of such person’s Affiliates (as defined in the Business Corporations Act) has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; and (iii) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

(c)                                  “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

11.                               PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1                        Special Business

At a meeting of shareholders, the following business is special business:

(1)                                 at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)                                 at an annual general meeting, all business is special business except for the following:

(a)                                 business relating to the conduct of or voting at the meeting;

(b)                                 consideration of any financial statements of the Company presented to the meeting;

(c)                                  consideration of any reports of the directors or auditor;

(d)                                 the setting or changing of the number of directors;

(e)                                  the election or appointment of directors;

(f)                                   the appointment of an auditor;

(g)                                  the setting of the remuneration of an auditor;

(h)                                 business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i)                                     any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2                        Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3                        Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares and save as herein otherwise provided, the quorum for the transaction of business at a meeting of shareholders is two shareholders, or one or more proxyholder representing two members, or one member and a proxyholder representing another member; and, in any such case, such shareholders or proxyholders in attendance at the meeting must hold or represent in the aggregate at least 25 percent of the eligible vote.

11.4                        One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1)                                 the quorum is one person who is, or who represents by proxy, that shareholder, and

(2)                                 that shareholder, present in person or by proxy, may constitute the meeting.

11.5                        Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6                        Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7                        Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)                                 in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)                                 in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8                        Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9                        Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)                                 the chair of the board, if any; or

(2)                                 if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10                 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11                 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12                 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13                 Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14                 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15                 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16                 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17                 Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1)                                 the poll must be taken:

(a)                                 at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)                                 in the manner, at the time and at the place that the chair of the meeting directs;

(2)                                 the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)                                 the demand for the poll may be withdrawn by the person who demanded it.

11.18                 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19                 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20                 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21                 Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22                 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at .a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23                 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.                               VOTES OF SHAREHOLDERS

12.1                        Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)                                 on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)                                 on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2                        Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3                        Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)                                 any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)                                 if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4                        Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5                        Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)                                 for that purpose, the instrument appointing a representative must:

(a)                                 be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)                                 be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2)                                 if a representative is appointed under this Article 12.5:

(a)                                 the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)                                 the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6                        Proxy Provisions Do Not Apply to All Companies

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, Articles 12.7 to 12.15 apply only insofar as they are not inconsistent with any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and insofar as they are not inconsistent with the regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

12.7                        Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8                        Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9                        When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1)                                 the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2)                                 the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3)                                 the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10                 Deposit of Proxy

A proxy for a meeting of shareholders must:

(1)                                 be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2)                                 unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11                 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)                                 at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)                                 by the chair of the meeting, before the vote is taken.

12.12                 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

CRH Medical Corporation

(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder Xprinter]

12.13                 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1)                                 received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)                                 provided, at the meeting, to the chair of the meeting.

12.14                 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1)                                 if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)                                 if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15                 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13.                               DIRECTORS

13.1                        First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1)                                 subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company’s first directors;

(2)                                 if the Company is a public company, the greater of three and the most recently set of:

(a)                                 the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)                                 the number of directors set under Article 14.4;

(3)                                 if the Company is not a public company, the most recently set of:

(a)                                 (the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)                                 the number of directors set under Article 14.4.

13.2                        Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1)                                 the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2)                                 if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3                        Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4                        Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5                        Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6                        Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7                        Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8                        Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14.                               ELECTION AND REMOVAL OF DIRECTORS

14.1                        Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1)                                 the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2)                                 unless otherwise determined by resolution of the board of directors, all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2                        Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)                                 that individual consents to be a director in the manner provided for in the Business Corporations Act;

(2)                                 that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3)                                 with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3                        Failure to Elect or Appoint Directors

If:

(1)                                 the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)                                 the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)                                 the date on which his or her successor is elected or appointed; and

(4)                                 the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4                        Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5                        Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6                        Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7                        Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8                        Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1)                                 one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2)                                 in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9                        Ceasing to be a Director

A director ceases to be a director when:

(1)                                 the term of office of the director expires;

(2)                                 the director dies;

(3)                                 the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)                                 the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10                 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11                 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15.                               ALTERNATE DIRECTORS

15.1                        Appointment of Alternate Director

A director is not permitted to appoint another person to serve as an alternate director to attend board or committee meetings in place of such director.

16.                               POWERS AND DUTIES OF DIRECTORS

16.1                        Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not; by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2                        Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17.                               DISCLOSURE OF INTEREST OF DIRECTORS

17.1                        Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2                        Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3                        Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4                        Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5                        Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6                        No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7                        Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8                        Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18.                               PROCEEDINGS OF DIRECTORS

18.1                        Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2                        Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3                        Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)                                 the chair of the board, if any;

(2)                                 in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)                                 any other director chosen by the directors if:

(a)                                 neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)                                 neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c)                                  the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4                        Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5                        Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6                        Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 24.1 or orally or by telephone.

18.7                        When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director if:

(1)                                 the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)                                 the director has waived notice of the meeting.

18.8                        Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

18.9                        Waiver of Notice of Meetings

Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

18.10                 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors but must not be less than 50 percent of the number of directors set out in Article 13.1, and, if not so set, is deemed to be set at a simple majority of the number of directors set out in Article 13.1 or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11                 Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12                 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1)                                 in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2)                                 in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who are entitled to vote on the resolution consents to it in writing.

A consent in writing under this Article may be by signed document, fax, email or any other method of transmitting legibly recorded messages.  A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19.                               EXECUTIVE AND OTHER COMMITTEES

19.1                        Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(1)                                 the power to fill vacancies in the board of directors;

(2)                                 the power to remove a director;

(3)                                 the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)                                 such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

19.2                        Appointment and Powers of Other Committees

The directors may, by resolution:

(1)                                 appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)                                 delegate to a committee appointed under paragraph (1) any of the directors’ powers, except:

(a)                                 the power to fill vacancies in the board of directors;

(b)                                 the power to remove a director;

(c)                                  the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)                                 the power to appoint or remove officers appointed by the directors; and

(3)                                 make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

19.3                        Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1)                                 conform to any rules that may from time to time be imposed on it by the directors; and

(2)                                 report every act or thing done in exercise of those powers at such times as the directors may require.

19.4                        Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)                                 revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)                                 terminate the appointment of, or change the membership of, the committee; and

(3)                                 fill vacancies in the committee.

19.5                        Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)                                 the committee may meet and adjourn as it thinks proper;

(2)                                 the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)                                 a majority of the members of the committee constitutes a quorum of the committee; and

(4)                                 questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20.                               OFFICERS

20.1                        Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2                        Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)                                 determine the functions and duties of the officer;

(2)                                 entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)                                 revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3                        Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

20.4                        Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21.                               INDEMNIFICATION

21.1                        Definitions

In this Article 21:

(1)                                 “eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)                                 “eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director of the Company:

(a)                                 is or may be joined as a party; or

(b)                                 is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)                                 “expenses” has the meaning set out in the Business Corporations Act.

21.2                        Mandatory Indemnification of Directors and Former Directors

Subject to the Business Corporations Act, the Company must indemnify a director or former director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3                        Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

21.4                        Non-Compliance with Business Corporations Act

The failure of a director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5                        Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)                                 is or was a director, officer, employee or agent of the Company;

(2)                                 is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)                                 at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)                                 at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alten1ate director, officer, employee or agent or person who holds or held such equivalent position.

22.                               DIVIDENDS

22.1                        Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2                        Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable. The Board of Directors shall have the right and authority to declare dividends on any class of shares, to the exclusion of and without declaring dividends on any other class of shares, in their sole discretion as they see fit.

22.3                        No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4                        Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5                        Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6                        Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)                                 set the value for distribution of specific assets;

(2)                                 determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)                                 vest any such specific assets in trustees for the persons entitled to the dividend.

22.7                        When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8                        Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9                        Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10                 Dividend Bears No Interest

No dividend bears interest against the Company.

22.11                 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12                 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13                 Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23.                               ACCOUNTING RECORDS

23.1                        Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2                        Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24.                               NOTICES

24.1                        Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)                                 mail addressed to the person at the applicable address for that person as follows:

(a)                                 for a record mailed to a shareholder, the shareholder’s registered address;

(b)                                 for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)                                  in any other case, the mailing address of the intended recipient;

(2)                                 delivery at the applicable address for that person as follows, addressed to the person:

(a)                                 for a record delivered to a shareholder, the shareholder’s registered address;

(b)                                 for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)                                  in any other case, the delivery address of the intended recipient;

(3)                                 sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)                                 sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)                                 as otherwise permitted by any securities legislation (together with all regulations and rules made and promulgated thereunder and all administrative policy statements, blanket orders, and rulings, notices, and other administrative directions issued by securities commissions or similar authorities appointed thereunder) in any province or territory of Canada or in the federal jurisdiction of the United States or in any state of the United States that is applicable to the Company; or

(6)                                 physical delivery to the intended recipient.

24.2                        Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3                        Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4                        Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5                        Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)                                 mailing the record, addressed to them:

(a)                                 by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)                                 at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)                                 if an address referred to in paragraph (l)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25.                               SEAL

25.1                        Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)                                 any two directors;

(2)                                 any officer, together with any director;

(3)                                 if the Company only has one director, that director; or

(4)                                 any one or more directors or officers or persons as may be determined by the directors.

25.2                        Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3                        Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary; treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26.                               PROHIBITIONS

26.1                        Definitions

In this Article 26:

(1)                                 “designated security” means:

(a)                                 a voting security of the Company;

(b)                                 a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c)                                  a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2)                                 “security” has the meaning assigned in the Securities Act (British Columbia);

(3)                                 “voting security” means a security of the Company that:

(a)                                 is not a debt security, and

(b)                                 carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2                        Application

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3                        Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

27.                               CHANGE OF REGISTERED AND RECORDS OFFICES

The Company may appoint or change its registered and records offices, or either of them, and the agent responsible therefor, at any time by resolution of the directors. After the appointment of the first registered or records office agent, such agent may terminate its appointment by written notice to any director or officer of the Company sent to the last known address of such director or officer. The Company will then designate a new registered or records office or offices within ten (10) days of receipt or deemed receipt of such notice, failing which the agent shall be entitled on behalf of the Company (but not obliged) to execute and file a Notice to Change Offices with the Registrar of Companies, changing the registered and records office or offices to the last known address of the President of the Company.

SCHEDULE B

Amended Stock Option Plan

CRH MEDICAL CORPORATION

(the “Company”)

AMENDED AND RESTATED 2009 STOCK OPTION PLAN

1.                                                                                      Purpose of the Plan

The purpose of this Stock Option Plan is to provide certain directors, officers, employees, and consultants of the Company and any Affiliate with an opportunity to purchase Common Shares and to benefit from any appreciation in the value of the Common Shares.  The Plan will provide an increased incentive for those individuals to contribute to the Company’s future growth, success, and prosperity, thus enhancing the value of the Common Shares for the benefit of all of the Company’s shareholders and increasing the ability of the Company and any Affiliate to attract and retain skilled and motivated individuals in the service of the Company.

2.                                                                                      Interpretation

Where used in this Plan, the following terms have the following meanings:

a)                                     “Act” means the Securities Act (British Columbia), as amended from time to time;

b)                                     “Affiliate” means a company that is affiliated with the Company such that one of them is the subsidiary of the other or each of them is controlled by the same person;

c)                                      “Board” means the Company’s Board of Directors, as constituted from time to time;

d)                                     “Common Shares” means the Company’s common shares or, if there is an adjustment as contemplated by section 13 of the Plan, any other common shares to which a Participant may be entitled on the exercise of an Option as a result of that adjustment;

e)                                      “Company” means CRH Medical Corporation and includes any successor company;

f)                                       “Consultant” means an individual or Consultant Company, other than an Employee, Officer or Director of the Company, that is engaged to provide on an ongoing basis consulting, technical, management or other services to the Company or to an Affiliate under a written contract and otherwise meets the definition of “consultant” contained in National Instrument 45-106 — Prospectus and Registration Exemptions and Exchange Policy 4.4;

g)                                      “Consultant Company” means for an individual Consultant, a company or partnership of which such individual is an employee, shareholder or partner;

h)                                     “Director” means a director of the Company or an Affiliate;

i)                                         “Disinterested Shareholders” means shareholders of the Company excluding:

a.                                      Insiders to whom Options may be issued under the Plan; and

b.                                      associates of those Insiders within the meaning of Exchange Policy 1.1;

j)                                        “Eligible Person” means a bona fide Director, Officer, Employee, Consultant, and any company of which all of the voting securities are beneficially owned by one or more of the foregoing;

k)                                     “Employee” means an employee (whether full-time or part-time) of the Company or an Affiliate within the meaning of Exchange Policy 4.4, or a Management Company Employee;

l)                                         “Exchange” means the TSX Venture Exchange or, if the Common Shares are not then listed and posted for trading on the TSX Venture Exchange, the most senior stock exchange in Canada on which the Common Shares are listed and posted for trading;

m)                                 “Expiry Date” means the date by which a Participant must exercise an Option;

n)                                     “Insider” means:

a.                                      a director or officer of the Company;

b.                                      a director or officer of a company that is an Insider or subsidiary of the Company;

c.                                       a person that beneficially owns or controls, directly or indirectly, voting shares of the Company carrying more than 10% of the voting rights attached to all outstanding voting shares of the Company; or

d.                                      the Company itself if it holds any of its own securities;

o)                                     “Management Company Employee” means an individual employed by a person providing management services (but excluding investor relations services) to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, if the individual is not induced to purchase Common Shares by expectation of employment or continued employment with either the Company or the person providing the management services;

p)                                     “Officer” means:

a.                                      a chair or vice chair of the board of directors, or a chief executive officer, chief operating officer, chief financial officer, president, vice president, secretary, assistant secretary, treasurer, assistant treasurer or general manager,

b.                                      an individual who is designated as an officer under a bylaw or similar authority of the Company, or

c.                                       an individual who performs functions similar to those normally performed by an individual referred to in paragraph (a) or (b);

q)                                     “Option” means an option to purchase Common Shares granted by the Board to a Participant, subject to the provisions contained in the Plan;

r)                                        “Option Price” means the price per share at which a Participant may purchase Common Shares under an Option, as that price may be adjusted in accordance with sections 8 and 13 of the Plan;

s)                                       “Participant” means an Eligible Person to whom an Option is granted and which Option or a portion thereof remains unexercised;

t)                                        “Plan” means this Stock Option Plan, as amended or varied from time to time;

u)                                     “Previously Granted Options” means any unexercised incentive stock options previously granted by the Company other than under the Plan.

Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

3.                                                                                      Administration of the Plan

The Board will administer the Plan.  The Board has the authority to:

a.                                      grant Options to purchase Common Shares to Eligible Persons;

b.                                      determine the terms, limitations, restrictions and conditions respecting such Options;

c.                                       interpret this Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to this Plan as it shall from time to time deem advisable; and

d.                                      make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable.

The Board may, subject to applicable law, delegate its powers to administer the Plan to a committee of the Board.  Any committee will report to the Board the names of Participants to whom Options are granted under the Plan, the number of Common Shares subject to the Options, and the terms and conditions of each Option.

All decisions and interpretations of the Board regarding the Plan or Options granted hereunder will be conclusive and binding on the Company, all Participants, all Eligible Persons and their respective legal personal representatives.

4.                                                                                      Maximum Shares Issuable Under Plan

The aggregate number of Common Shares issuable under (a) the Plan and (b) Previously Granted Options must not exceed 7,226,800 Common Shares, subject to adjustment in accordance with section 13 of the Plan, and subject further to restrictions imposed by any other Security Based Compensation Arrangements (as such term is defined by the Exchange) of the Company.

5.                                                                                      Limits on Option Grants

Options to purchase not more than an aggregate 5% of the issued Common Shares may be granted to any one Participant in any 12 month period, unless the Company is or becomes a Tier 1 Issuer within the meaning of the policies of the Exchange and the Company has obtained the approval of Disinterested Shareholders.

The Company is prohibited from granting to any one Consultant, within any 12 month period, a number of Options granted under the Plan and Previously Granted Options that exceeds 2% of the issued Common Shares.

The Company is prohibited from granting to all Employees conducting investor relations activities (within the meaning of the Exchange’s policies), within any 12 month period, a number of Options granted under the Plan and Previously Granted Options that exceeds 2% of the issued Common Shares.

No fractional Common Shares may be purchased or issued under the Plan.

The maximum number of Common Shares issuable to Insiders pursuant to Options outstanding under the Plan, together with any Common Shares issuable pursuant to any other Security Based Compensation Arrangement (as such term is defined by the Exchange), at any time, shall not exceed 10% of the total number of outstanding Common Shares.  The maximum number of Options issued to Insiders pursuant to the Plan, together with any Common Shares issuable pursuant to any other Security Based Compensation Arrangement (as such term is defined by the Exchange), within any one year period, shall not exceed 10% of the total number of outstanding Common Shares.

6.                                                                                      Options Not Exercised

If Options granted under the Plan or Previously Granted Options are surrendered, terminated or cancelled, or expire without being exercised in whole or in part, the Common Shares reserved for issuance but not purchased under the Options or Previously Granted Options will be available for subsequent Options to be granted under the Plan.

7.                                                                                      Granting of Options

The Board may, from time to time in its discretion and subject to the provisions of the Plan, grant Options to Participants under the Plan.  The grant of Options will be subject to the conditions contained in the Plan and may be subject to additional conditions determined by the Board from time to time.

Each Option will be evidenced by a written agreement between and signed by the Company and the Participant (an “Option Agreement”).  Each Option Agreement will contain terms and conditions that are established by the Board and consistent with the Plan’s provisions.

8.                                                                                      Option Price

The Option Price will not be less than the last closing price of the Common Shares on the Exchange on the trading day immediately before the date of grant, less the discount permitted under the Exchange’s policies; provided, however, that if the Common Shares become listed and posted for trading on The Toronto Stock Exchange, the Option Price will not be less than the minimum price stipulated by the rules and policies of The Toronto Stock Exchange.

9.                                                                                      Term of Option

The maximum term of any Option will be five years from the date of grant of the Option, unless the Company is or becomes a Tier 1 Issuer within the meaning of the policies of the Exchange, in which case the maximum term of any Option will be ten years from the date of grant of the Option.

If the end of the term of an Option falls within, or within ten business days after the end of, a “black out” or similar period imposed under any insider trading policy or similar policy of the Company (but not, for greater certainty, a restrictive period resulting from the Company or its insiders being the subject of a cease trade order of a securities regulatory authority), in such circumstances, the end of the term of such Option shall be the tenth business day after the earlier of: (i) the end of such black out period; or (ii) if such black out period has ended, the Expiry Date.

10.                                                                               Vesting of Options

The Board of Directors may, in its sole discretion, determine the time during which Options shall vest and the method of vesting.

11.                                                                               Vesting of Options for Investor Relations Activities

Subject to section 10, Options granted to Consultants conducting investor relations activities (within the meaning of Exchange Policy 1.1) will vest:

a)                                     over a period of not less than 12 months as to 25% on the date that is three months from the date of grant, and a further 25% on each successive date that is three months from the date of the previous vesting; or

b)                                     such longer vesting period as the Board may determine.

12.                                                                               Exercise of Option

Subject to any vesting schedule and the provisions of the Plan and the terms of the Option Agreement, a Participant or a Participant’s legal personal representative may exercise an Option or a portion thereof from time to time by giving written notice to the Company at its head office.  This notice must state the intention of the Participant or the Participant’s legal personal representative to exercise the Option or a portion thereof and the number of Common Shares for which the Option is being exercised, and must be accompanied by payment in full of the Option Price for each of the Common Shares being purchased, in cash or by certified cheque, bank draft or money order payable to the Company.

13.                                                                               Adjustment in Shares

If there is a change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject to the prior approval of the Exchange if required, appropriate substitution or adjustment in:

a)                                     the number or kind of shares or other securities reserved for issuance pursuant to this Plan; and

b)                                     the number and kind of shares subject to unexercised Options theretofore granted and in the Option Price of such shares;

provided, however, that no substitution or adjustment will obligate the Company to issue or sell fractional shares.

If the Company amalgamates or merges with any other company or companies (the right to do so being hereby expressly reserved) whether by way of arrangement, sale of assets and undertaking, or otherwise, then the number of shares of the resulting company to which an Option relates will be determined as if the Option had been fully exercised before the effective date of the amalgamation or merger and the Option Price will be correspondingly increased or decreased, as applicable.

14.                                                                               Income Taxes

The Company may withhold from any amount payable to a Participant, either under this Plan or otherwise, such amount as may be necessary to enable the Company to comply with the applicable requirements of any federal, provincial, state or local law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to grants hereunder (“Withholding Obligations”). The Company shall also have the right in its discretion to satisfy any liability for any Withholding Obligations by selling, or causing a broker to sell, on behalf of any Participant such number of Common Shares issued to the Participant sufficient to fund the Withholding Obligations (after deducting commissions payable to the broker), or retaining any amount payable which would otherwise be delivered, provided or paid to the Participant hereunder. The Company may require a Participant, as a condition to exercise of an Option, to make such arrangements as the Company may require so that the Company can satisfy applicable Withholding Obligations, including, without limitation, requiring the Participant to (i) remit the amount of any such Withholding Obligations to the Company in advance; (ii) reimburse the Company for any such Withholding Obligations; or (iii) cause a broker who sells Common Shares acquired by the Participant under the Plan on behalf of the Participant to withhold from the proceeds realized from such sale the amount required to satisfy any such Withholding Obligations and to remit such amount directly to the Company.

Any Common Shares of a Participant that are sold by the Company, or by a broker engaged by the Company (the “Broker”), to fund Withholding Obligations will be sold as soon as practicable in transactions effected on the Exchange. In effecting the sale of any such Common Shares, the Company or the Broker will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Company nor the Broker will be liable for any loss arising out of any sale of such Common Shares including any loss relating to the manner or timing of such sales, the prices at which the Common Shares are sold or otherwise. In addition, neither the Company nor the Broker will be liable for any loss arising from a delay in transferring any Common Shares to a Participant. The sale price of Common Shares sold on behalf of Participants will fluctuate with the market price of the Company’s shares and no assurance can be given that any particular price will be received upon any such sale.

15.                                                                               Assignability of Options

An Option granted to a Participant hereunder is non-assignable and non-transferable and, except in the case of a Participant’s death (which is addressed in section 15), only a Participant to whom an Option has been granted may exercise that Option; provided that, subject to the prior approval of the Board and the Exchange, a Participant may assign an Option to a company of which all of the voting securities are beneficially owned by the Participant, which ownership will continue for as long as any portion of the Option remains unexercised.

16.                                                                               Termination

(1)                                 If a Participant is an Employee or Consultant and is neither a Director nor Officer and ceases to be an Employee or Consultant by reason of termination of employment or engagement for cause, the Option will terminate on the effective date of the Participant ceasing to be an Employee or Consultant for that reason.

(2)                                 If a Participant dies, the Participant’s personal representative or administrator will have the right to exercise in whole or in part any unexercised Option at any time until the earlier of (a) the Expiry Date and (b) the date that is one year after the date of the Participant’s death.

(3)                                 If a Participant ceases to be an Eligible Person for any reason other than as set out in subsections (1) or (2), the Option will terminate on the earlier of (a) the Expiry Date and (b) the date that is 90 days after the effective date of the Participant ceasing to be an Eligible Person for that other reason.

(4)                                 Notwithstanding subsection (3) hereof, if a Participant is an Employee who is engaged in investor relations activities (within the meaning of the Exchange’s policies) and is neither a Director nor an Officer, the Option will terminate on the earlier of (a) the Expiry Date and (b) the date that is 30 days after the date on which the Participant ceases to provide services to the Company or any Affiliate.

(5)                                 If a Participant ceases to be one type of Eligible Person but concurrently is or becomes one or more other type of Eligible Person, the Option will not terminate but will continue in full force and effect and the Participant may exercise the Option until the earlier of (a) the Expiry Date and (b) the applicable date set forth in section 15(1), (2), (3), or (4) where the Participant ceases to be any type of Eligible Person.

(6)                                 Options will not be affected by any change of a Participant’s employment where the Participant continues to be employed by the Company or any Affiliate.

(7)                                 The Plan does not confer on a Participant any right to continue in the employ or service of or association with the Company or any Affiliate, nor does it interfere in any way with the right of a Participant or the Company or any Affiliate to terminate that Participant’s employment, office or service at any time.

17.                                                                               Amendment or Discontinuance of Plan

The Board may amend or discontinue the Plan at any time without the consent of the Participants provided that the amendment does not alter or impair any Option previously granted under the Plan except as permitted by the provisions of section 13 of the Plan.  Any amendment of the Plan will require the prior approval of the Exchange and may require the approval of the Company’s shareholders in accordance with the Exchange’s policies.

18.                                                                               Amendment or Cancellation of Options

The Board may at any time:

a)                                     renegotiate and amend the terms and conditions of any Option previously granted under the Plan, including without limitation the Option Price, the number of Common Shares in respect of which the Option may be exercised, and the term of the Option; or

b)                                     cancel any Option previously granted under the Plan,

provided that the Participant to whom the Option was granted consents in writing to the amendment or cancellation, and provided that regarding an amendment of any Option:

a)                                     the amended terms and conditions of the Option are consistent with the Plan’s provisions;

b)                                     if required, the Exchange approves the amendment of the Option; and

c)                                      if the Participant is an Insider of the Company at the time of the amendment, the Company obtains the approval of its Disinterested Shareholders, if required by the Exchange’s policies.

The Board may grant under section 7 of the Plan, at its discretion, concurrently with or from time to time after the amendment or cancellation of an Option, one or more other Options to the Participant whose Option was amended or cancelled in accordance with this section 18.

19.                                                                               Securities Regulation

The Company’s obligation to authorize, issue, and deliver Common Shares under any Option is subject to:

a)                                     the satisfaction of all requirements under applicable securities laws and the receipt of all regulatory approvals that the Company or its counsel determines to be necessary or advisable in connection with the authorization, issuance, or delivery;

b)                                     the listing of those Common Shares on any stock exchange on which the Common Shares may then be listed; and

c)                                      the receipt from a Participant of any representations, warranties, agreements, and undertakings as to future dealings in Common Shares purchased under any Option that the Company or its counsel determines to be necessary or advisable to safeguard against the violation of the securities laws of any jurisdiction.

The Company will take all reasonable steps to obtain any authorizations, approvals, and registrations that may be necessary for the issuance of Common Shares under any Option in compliance with applicable securities laws and for the listing of those Common Shares on any stock exchange on which the Common Shares are then listed.

The inability of the Company to obtain any authorizations, approvals, or registrations necessary for the lawful issuance of any Common Shares under any Option deemed reasonable by the Board will relieve the Company, the Board, and any committee of the Board of any liability in respect of the non-issuance of the Common Shares for which the required authorizations, approvals, or registrations were not obtained.

20.                                                                               Participant’s Rights

A Participant will not have any rights as a shareholder of the Company until the Company issues to him a certificate for Common Shares on the exercise of an Option or a portion of it, and then only regarding the Common Shares represented by that certificate.

21.                                                                               Approvals

The Plan is subject to acceptance for filing by the Exchange and compliance with all conditions imposed by the Exchange, including approval of the shareholders of the Company.

The Company may not grant Options under the Plan until the Exchange accepts the Plan.  Participants may not exercise those Options until the Company’s shareholders approve the Plan if required.

22.                                                                               No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the Plan’s provisions.

23.                                                                               Effective Date

The Plan will become effective on the Board approving and adopting the Plan, provided that the Company may not issue any Common Shares to any Participant under the Plan until the Exchange and the Disinterested Shareholders approve the Plan.

Plan approved by the Company’s Board of Directors effective April 20, 2006 and amendments approved April 17, 2008, April 24, 2009, June 19, 2009 and November 29, 2010.

Plan approved by the Company’s Shareholders effective June 8, 2009.

SCHEDULE C

Share Unit Plan

CRH MEDICAL CORPORATION

SHARE UNIT PLAN

1.                                      PURPOSE

1.1                               This Plan has been established by the Corporation to assist the Corporation in the recruitment and retention of highly qualified directors, employees and consultants by providing a means to reward superior performance, to motivate Participants under the Plan to achieve important corporate and personal objectives and, through the issuance of Share Units in the Corporation to Participants under the Plan, to better align the interests of Participants with the long-term interests of Shareholders.

2.                                      PLAN DEFINITIONS AND INTERPRETATIONS

In this Plan, the following terms have the following meanings:

(a)                                 “Account” means the bookkeeping account established and maintained by the Corporation for each Participant in which the number of Share Units of the Participant are recorded;

(b)                                 “Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

(c)                                  “Beneficiary” means any person designated by the Participant as his or her beneficiary under the Plan in accordance with Section 14.1 or, failing any such effective designation, the Participant’s legal representative;

(d)                                 “Board” means the Board of Directors of the Corporation;

(e)                                  “Change of Control” means:

(i)                                     the acquisition whether directly or indirectly, by a person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act (British Columbia) and the rules and regulations thereunder) of voting securities of the Corporation which, together with any other voting securities of the Corporation held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Corporation;

(ii)                                  an amalgamation, arrangement or other form of business combination of the Corporation with another company which results in the holders of voting securities of that other company holding, in the aggregate, 50% or more of all outstanding voting securities of the Corporation (including a merged or successor company) resulting from the business combination; or

(iii)                               the sale, lease or exchange of all or substantially all of the property of the Corporation to another person, other than a subsidiary of the Corporation or other than in the ordinary course of business of the Corporation;

(f)                                   “Committee” means the Compensation Committee of the Board or any other committee or person designated by the Board to administer the Plan, provided, however, if the Company ceases to qualify as a “foreign private issuer” (as defined in Rule 3b-4 under the Exchange Act), the Committee shall be a committee of the Board comprised of not less than two Directors, and each member of the Committee shall be a “non-employee director” within the meaning of Rule 16b-3;

(g)                                  “Corporation” means CRH Medical Corporation and its respective successors and assigns, and any reference in the Plan to action by the Corporation means action by or under the authority of the Board or any person or committee that has been designated for the purpose by the Board including, without limitation, the Committee;

(h)                                 “Designated Subsidiary” means an entity (including a partnership) in which the Corporation holds, directly or indirectly, a majority voting interest and which has been designated by the Corporation for purposes of the Plan from time to time;

(i)                                     “Director” means a director of the Corporation or any of its Designated Subsidiaries;

(j)                                    “Eligible Consultant” means an individual, other than an Employee, that (i) is engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Designated Subsidiary under a written contract between the Corporation or the Designated Subsidiary and the individual or a company of which the individual consultant is an employee, (ii) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Designated Subsidiary, and (iii) does not provide services in connection with the offer or sale of securities in a capital-raising transaction and does not directly or indirectly promote or maintain a market for the registrant’s securities;

(k)                                 “Employee” means an employee of the Corporation or any of its Designated Subsidiaries or any combination or partnership of such corporations;

(l)                                     “Employer” means the Corporation, the Designated Subsidiary or the combination or partnership of such corporations that employs the Participant or that employed the Participant immediately prior to the Participant’s Termination Date;

(m)                             “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

(n)                                 “Expiry Date” means, with respect to Share Units granted to a Participant, the date determined by the Corporation for such purpose for such grant, which date shall be no later than the date which is two years after the Participant’s Termination Date;

(o)                                 “Fiscal Year” means a fiscal year of the Corporation;

(p)                                 “Grant Agreement” means an agreement between the Corporation and a Participant under which Share Units are granted, together with such amendments, deletions or changes thereto as are permitted under the Plan;

(q)                                 “Grant Date” of a Share Unit means the date a Share Unit is granted to a Participant under the Plan;

(r)                                    “Insider” has the meaning provided for purposes of the TSX relating to Security Based Compensation Arrangements;

(s)                                   “Joint Actor” means a person acting “jointly or in concert with” another person within the meaning of Section 96 of the Securities Act (British Columbia) or as such section may be amended or re-enacted from time to time;

(t)                                    “Market Value” with respect to a Share as at any date means the arithmetic average of the closing price of the Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date (or, if the Shares are not then listed and posted for trading on the TSX, on such stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Corporation).  In the event that the Shares are not listed and posted for trading on any stock exchange, the Market Value shall be the Market Value of the Shares as determined by the Board in its discretion, acting reasonably and in good faith;

(u)                                 “Participant” means a bona fide full-time or part-time Employee, an Eligible Consultant or a Director who, in any such case, has been designated by the Corporation for participation in the Plan;

(v)                                 “Payout Date” means a date selected by the Corporation, in accordance with and as contemplated by Sections 3.2, 6.1 and 7.1;

(w)                               “Plan” means this Share Unit Plan;

(x)                                 “Reorganization” means any (i) capital reorganization, (ii) merger, (iii) amalgamation, or (iv) arrangement or other scheme of reorganization;

(y)                                 “Rule 16b-3” means Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act or any successor rule or regulation;

(z)                                  “Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder as in effect from time to time;

(aa)                          “Securities Act” means the U.S. Securities Act of 1933, as amended;

(bb)                          “Security Based Compensation Arrangement” has the meaning defined in the provisions of the TSX Company Manual relating to security based compensation arrangements;

(cc)                            “Shareholders” means the holders of Shares;

(dd)                          “Shares” mean common shares of the Corporation and includes any securities of the Corporation into which such common shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed, pursuant to a Reorganization or otherwise;

(ee)                            “Share Unit” means a unit credited by means of an entry on the books of the Corporation to a Participant pursuant to the Plan, representing the right to receive, subject to and in accordance with the Plan, for each Vested Share Unit one Share, at the time, in the manner, and subject to the terms, set forth in the Plan and the applicable Grant Agreement;

(ff)                              “Stock Exchange Rules” means the applicable rules of any stock exchange upon which Shares are listed;

(gg)                            “Termination Date” means the date on which a Participant ceases, for any reason including resignation, termination, death or disability, to be an active Employee, an Eligible Consultant, or a Director, as the case may be, and, in the case of a Participant who is an Employee, where the employment is terminated by the Employer, whether wrongful or for cause or otherwise, such date shall be the date notice of termination is provided and, in the case of a Participant who is an Eligible Consultant, the date the written contract between the Eligible Consultant and the Corporation or any Designated Subsidiary is terminated or expires and the Eligible Consultant no longer provides services thereunder;

(hh)                          “TSX” means the Toronto Stock Exchange; and

(ii)                                  “Vested Share Units” shall mean Share Units in respect of which all vesting terms and conditions set forth in the Plan and the applicable Grant Agreement have been either satisfied or waived in accordance with the Plan.

2.2                               In this Plan, unless the context requires otherwise, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

3.                                      GRANT OF SHARE UNITS AND TERMS

3.1                               The Corporation may grant Share Units to such Participant or Participants in such number and at such times as the Corporation may, in its sole discretion, determine, as a bonus or similar payment in respect of services rendered by the Participant for a Fiscal Year or otherwise as compensation, including as an incentive for future performance by the Participant.

3.2                               In granting any Share Units pursuant to Section 3.1, the Corporation shall designate:

(a)                                 the number of Share Units which are being granted to the Participant;

(b)                                 any time based conditions as to vesting of the Share Units to become Vested Share Units;

(c)                                  any performance based conditions as to vesting of the Share Units to become Vested Share Units;

(d)                                 the Payout Date, which shall in no event be later than the Expiry Date; and

(e)                                  the Expiry Date;

which shall be set out in the Grant Agreement.

3.3                               The conditions may relate to all or any portion of the Share Units in a grant and may be graduated such that different percentages of the Share Units in a grant will become Vested Share Units depending on the extent of satisfaction of one or more such conditions.  The Corporation may, in its discretion and having regard to the best interests of the Corporation, subsequent to the Grant Date of a Share Unit, waive any such conditions, provided that the waiver of such conditions will not accelerate the time of payment with respect to such Share Units, and the payout will occur on the Payout Date as set forth in the Grant Agreement or pursuant to Sections 7.1 or 8.3 of the Plan, if applicable.

4.                                      GRANT AGREEMENT

4.1                               Each grant of a Share Unit will be set forth in a Grant Agreement containing terms and conditions required under the Plan and such other terms and conditions not inconsistent herewith as the Corporation may, in its sole discretion, deem appropriate.

5.                                      SHARE UNIT GRANTS AND ACCOUNTS

5.1                               An Account shall be maintained by the Corporation for each Participant.  On the Grant Date, the

Account will be credited with the Share Units granted to a Participant on that date.

6.                                      PAYOUTS

6.1                               On each Payout Date, the Participant shall be entitled to receive, and the Corporation shall issue, a payout with respect to those Vested Share Units in the Participant’s Account to which the Payout Date relates, in the following form: subject to shareholder approval of this Plan and the limitations set forth in Section 11.2 below, Shares issued from treasury equal in number to the Vested Share Units in the Participant’s Account to which the Payout Date relates, subject to any applicable deductions and withholdings.

6.2                               No fractional Shares shall be issued and any fractional entitlements will be rounded down to the nearest whole number.

6.3                               Shares issued by the Corporation from treasury under Section 6.1 of this Plan shall be considered fully paid in consideration of past service that is no less in value than the fair equivalent of the money the Corporation would have received if the Shares had been issued for money.

6.4                               The Corporation or a Designated Subsidiary may withhold from any amount payable by the Corporation to a Participant, including income or any other payments, such amount as may be necessary so as to ensure that the Corporation or the Designated Subsidiary will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant. Each of the Corporation or a Designated Subsidiary shall also have the right in its discretion to satisfy any such withholding tax liability by retaining, acquiring or selling on behalf of a Participant any Shares which would otherwise be issued to a Participant hereunder.

7.                                      CHANGE OF CONTROL

7.1                               Notwithstanding the conditions as to vesting of Share Units contained in any individual Grant Agreement, all outstanding Share Units shall become Vested Share Units on any Change of Control and, except as otherwise provided in Section 16 hereof, if at any time within one year from the date of such Change of Control the Participant’s relationship with the Corporation is terminated, the Payout Date in connection with such Participant’s Vested Share Units shall, notwithstanding any provisions in the Grant Agreement, be accelerated to the date of such Participant’s termination and the Corporation shall, within 30 days following such Participant’s termination, issue Shares to such Participants with respect to such Vested Share Units in accordance with Sections 6 and 8.

8.                                      TERMINATION OF EMPLOYMENT AND FORFEITURES

8.1                               Unless otherwise determined by the Corporation pursuant to Section 8.2, on a Participant’s Termination Date, any Share Units in a Participant’s Account which are not Vested Share Units shall terminate and be forfeited.

8.2                               Notwithstanding Section 8.1, where a Participant ceases to be an Employee as a result of the termination of his or her employment without cause, then in respect of each grant of Share Units made to such Participant, at the Corporation’s discretion, all or a portion of such Participant’s Share Units may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion.

8.3                               Except (i) as otherwise provided in Section 16, (ii) to the extent that a Participant’s Vested Share Units are subject to U.S. Federal Income Tax, and (iii) to the extent that Section 409A applies to a

Participant’s Vested Share Units; then in the event a Participant’s Termination Date is prior to the Payout Date with respect to any Vested Share Units in such Participant’s Account, the Payout Date with respect to such Vested Share Units shall, notwithstanding any provision in the Grant Agreement, be accelerated to the Participant’s Termination Date and the Corporation shall, as soon as practicable following such Termination Date, issue Shares such Participant, or Beneficiary thereof, as applicable, with respect to such Vested Share Units in accordance with Section 6.

9.                                      FORFEITED UNITS

9.1                               Notwithstanding any other provision of the Plan or a Grant Agreement, Share Units granted hereunder shall terminate on, if not redeemed or previously terminated and forfeited in accordance with the Plan, and be of no further force and effect after, the Expiry Date.

10.                               ALTERATION OF NUMBER OF SHARES SUBJECT TO THE PLAN

10.1                        In the event that the Shares shall be subdivided or consolidated into a different number of Shares or a distribution shall be declared upon the Shares payable in Shares, the number of Share Units then recorded in the Participant’s Account shall be adjusted by replacing such number by a number equal to the number of Shares which would be held by the Participant immediately after the distribution, subdivision or consolidation, should the Participant have held a number of Shares equal to the number of Share Units recorded in the Participant’s Account on the record date fixed for such distribution, subdivision or consolidation.

10.2                        In the event there shall be any change, other than as specified in Section 10.1, in the number or kind of outstanding Shares or of any shares or other securities into which such Shares shall have been changed or for which they shall have been exchanged, pursuant to a Reorganization or otherwise, then there shall be substituted for each Share referred to in the Plan or for each share into which such Share shall have been so changed or exchanged, the kind of securities into which each outstanding Share shall be so changed or exchanged and an equitable adjustment shall be made, if required, in the number of Share Units then recorded in the Participant’s Account, such adjustment, if any, to be reasonably determined by the Committee and to be effective and binding for all purposes.

10.3                        In the case of any such substitution, change or adjustment as provided for in this Section10, the variation shall generally require that the aggregate Market Value of the Share Units then recorded in the Participant’s Account prior to such substitution, change or adjustment will be proportionately and appropriately varied so that it be equal to such aggregate Market Value after the variation.

11.                               RESTRICTIONS ON ISSUANCES

11.1                        Share Units may be granted by the Corporation in accordance with this Plan provided the aggregate number of Shares underlying any Share Units outstanding pursuant to the Plan from time to time, including securities issuable under any other Security Based Compensation Arrangement of the Corporation, shall not exceed 15% of the number of issued and outstanding Shares from time to time.

11.2                        The maximum number of Shares issuable to Insiders pursuant to Section 6.1(a) of the Plan, together with any Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 10% of the total number of outstanding Shares.  The maximum number of Shares issued to Insiders pursuant to Section 6.1(a) of the Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, within any one year period, shall not exceed 10% of the total number of outstanding Shares.

12.                               AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

12.1                        Until such time as the Corporation receives shareholder approval of the issuances from treasury contemplated in Section 6.1(a), the Plan may be amended, suspended or terminated at any time by the Board in whole or in part.  No amendment of the Plan shall, without the consent of the Participants affected by the amendment, or unless required by Applicable Law, adversely affect the rights accrued to such Participants with respect to Share Units granted prior to the date of the amendment.

12.2                        Following shareholder approval of any issuances from treasury as contemplated by Section 6.1(a), the Corporation may, without notice, at any time and from time to time, and without shareholder approval, amend the Plan or any provisions thereof in such manner as the Corporation, in its sole discretion, determines appropriate, including, without limitation:

(a)                                 for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;

(b)                                 to correct any ambiguity, defective provision, error or omission in the provisions of the Plan;

(c)                                  to change the vesting provisions of Share Units;

(d)                                 to change the termination provisions of Share Units or the Plan which does not entail an extension beyond the original Expiry Date of the Share Units;

(e)                                  to make the amendments contemplated by Section 16.1(f); or

(f)                                   to make any amendments necessary or advisable because of any change in Applicable Law;

provided, however, that:

(g)                                  no such amendment of the Plan may be made without the consent of each affected Participant in the Plan if such amendment would adversely affect the rights of such affected Participant(s) under the Plan; and

(h)                                 shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i)                                     an increase in the maximum number of Shares issuable pursuant to the Plan (other than pursuant to Section 10);

(ii)                                  an extension of the Expiry Date for Share Units granted to Insiders under the Plan;

(iii)                               other types of compensation through Share issuance;

(iv)                              an expansion of the rights of a Participant to assign Share Units other than as set forth in Section 15.2; or

(v)                                 the addition of additional categories of Participants (other than as contemplated by Section 10).

12.3                        If the Corporation terminates the Plan, Share Units previously credited shall, at the discretion of the Corporation, either (a) be settled immediately in accordance with the terms of the Plan in effect at such time, or (b) remain outstanding and in effect and settled in due course in accordance with the applicable terms and conditions, in either case without shareholder approval.

13.                               ADMINISTRATION

13.1                        Unless otherwise determined by the Board, the Plan shall be administered by the Committee subject to Applicable Laws.  The Committee shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations and to make such other determinations as it deems necessary or desirable for the administration of the Plan.  All actions taken and decisions made by the Committee shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Participants and their beneficiaries and legal representatives, each Designated Subsidiary and the Corporation.  All expenses of administration of the Plan shall be borne by the Corporation.

13.2                        The Corporation shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties.  At such times as the Corporation shall determine, the Corporation shall furnish the Participant with a statement setting forth the details of his or her Share Units including the Grant Date and the Vested Share Units and unvested Share Units held by each Participant.  Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is given to the Corporation within 30 days after such statement is given to the Participant.

13.3                        The Corporation may, at its discretion, appoint one or more persons or companies to provide services in connection with the Plan including without limitation, administrative and record-keeping services.

14.                               BENEFICIARIES AND CLAIMS FOR BENEFITS

14.1                        Subject to the requirements of Applicable Law, a Participant may designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant.  The Participant may, subject to Applicable Law, change such designation from time to time.  Such designation or change shall be in such form and executed and filed in such manner as the Corporation may from time to time determine.

15.                               GENERAL

15.1                        The transfer of an Employee from the Corporation to a Designated Subsidiary, from a Designated Subsidiary to the Corporation or from a Designated Subsidiary to another Designated Subsidiary, shall not be considered a termination of employment for the purposes of the Plan, nor shall it be considered a termination of employment if a Participant is placed on such other leave of absence which is considered by the Corporation as continuing intact the employment relationship.

15.2                        The Plan shall enure to the benefit of and be binding upon the Corporation, its successors and assigns.  The interest of any Participant under the Plan or in any Share Unit shall not be transferable or assignable other than by operation of law, except, if and on such terms as the Corporation may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a Participant, the sole shareholders or beneficiaries of which, as the case may be, are any combination of the Participant, the Participant’s spouse, the Participant’s minor children or the Participant’s minor grandchildren, and after his or her lifetime shall enure to the benefit of and be binding upon the Participant’s Beneficiary, on such terms and conditions as are appropriate for such transferees to be included in the class of transferees who may rely on a Form S-8 registration statement under the Securities Act to sell shares received pursuant to the Share Unit.

15.3                        The Corporation’s grant of any Share Units or issuance of any Shares hereunder is subject to compliance with Applicable Law applicable thereto.   As a condition of participating in the Plan, each Participant agrees to comply with all Applicable Law and agrees to furnish to the Corporation or a Designated Subsidiary all information and undertakings as may be required to permit compliance with Applicable Law.

15.4                        A Participant shall not have the right or be entitled to exercise any voting rights, receive any distribution or have or be entitled to any other rights as a Shareholder in respect of any Share Units.

15.5                        Neither designation of an Employee as a Participant nor the grant of any Share Units to any Participant entitles any Participant to the grant, or any additional grant, as the case may be, of any Share Units under the Plan.  Neither the Plan nor any action taken thereunder shall interfere with the right of the Corporation or a Designated Subsidiary to terminate a Participant’s employment, or service under contract, at any time.  Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall be considered as extending the period of employment for the purposes of the Plan.

15.6                        Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any Employee’s employment or any consultant’s contractual relationship with the Corporation or a Designated Subsidiary.

15.7                        The Plan shall be an unfunded obligation of the Corporation.  Neither the establishment of the Plan nor the grant of any Share Units or the setting aside of assets by the Corporation (if, in its sole discretion, it chooses to do so) shall be deemed to create a trust.  The right of the Participant or Beneficiary to receive a Payout pursuant to the Plan shall be no greater than the right of other unsecured creditors of the Corporation.

15.8                        This Plan is established under the laws of the Province of British Columbia and the rights of all parties and the construction of each and every provision of the Plan and any Share Units granted hereunder shall be construed according to the laws of the Province of British Columbia.

16.                               SECTION 409A

16.1                        It is intended that the provisions of this Plan comply with Section 409A, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A.  Notwithstanding anything in the Plan to the contrary, the Corporation may provide in the applicable Grant Agreement with respect to Share Units granted to Participants whose benefits under the Plan are or may become subject to Section 409A, such terms and conditions as may be required for compliance with Section 409A.  In addition, the following will apply to the extent that a Participant’s Share Units are subject to Section 409A:

(a)                                 Except as permitted under Section 409A, any Share Units, or payment with respect to Share Units, may not be reduced by, or offset against, any amount owing by the Participant to the Corporation or any Designated Subsidiary.

(b)                                 If a Participant otherwise would become entitled to receive payment in respect of any Share Units as a result of his or her ceasing to be an Employee, an Eligible Consultant or Director upon a Termination Date, any payment made on account of such person ceasing to be an Employee or Eligible Consultant shall be made at that time only if the Participant has experienced a “separation from service” (within the meaning of Section 409A).

(c)                                  If a Participant is a “specified employee” (within the meaning of Section 409A) at the time he or she otherwise would be entitled to payment as a result of his or her separation from service, any payment that otherwise would be payable during the six-month period following such separation from service will be delayed and shall be paid on the first day of the seventh month following the date of such separation from service or, if earlier, the Participant’s date of death.

(d)                                 A Participant’s status as a specified employee shall be determined by the Corporation as required by Section 409A on a basis consistent with the regulations under Section 409A and such basis for determination will be consistently applied to all plans, programs, contracts, agreements, etc. maintained by the Corporation that are subject to Section 409A.

(e)                                  Each Participant, any beneficiary or the Participant’s estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such Participant in connection with this Plan (including any taxes and penalties under Section 409A), and neither the Corporation nor any Designated Subsidiary or affiliate shall have any obligation to indemnify or otherwise hold such Participant or beneficiary or the Participant’s estate harmless from any or all of such taxes or penalties.

(f)                                   If and to the extent that Share Units would otherwise become payable upon a Change of Control as defined in the Plan, such payment will occur at that time only if such change of control also constitutes a “change in ownership”, a “change in effective control” or a “change in the ownership of a substantial portion of the assets of the Corporation” as defined under Section 409A and applicable regulations (a “409A Change in Control”).  If a Change of Control as defined in the Plan is not also a 409A Change in Control, unless otherwise permitted under Section 409A the time for the payment of Share Units will not be accelerated and will be payable pursuant to the terms of the Plan and applicable Grant Agreement as if such Change of Control had not occurred.

(g)                                  In the event that the Committee determines that any amounts payable under the Plan will be taxable to a Participant under Section 409A prior to payment to such Participant of such amount, the Corporation may (i) adopt such amendments to the Plan and Share Units and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Grant Agreement and/or (ii) take such other actions as the Corporation determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A.

(h)                                 In the event the Corporation terminates the Plan in accordance with Section 12.3, the time and manner of payment of amounts that are subject to 409A will be made in accordance with the rules under Section 409A.  The Plan will not be terminated except as permitted under Section 409A.  No change to the termination provisions of Share Units or the Plan pursuant to Section 12.2(d) will be made except as permitted under Section 409A.

EFFECTIVE DATE:                       , 2014